UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___N/A___ to ___N/A___

Commission File Number <u>0-16540</u>

UNITED BANCORP, INC.
(Exact name of registrant as specified in its Charter.)

Ohio	**34-1405357**
(State or other jurisdiction of incorporation or organization)	(IRS) Employer Identification No.)
201 South Fourth Street, Martins Ferry, Ohio	**43935**
(Address of principal executive offices)	(ZIP Code)

Registrant's telephone number, including area code: **(740) 633-0445**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, Par Value $1.00	UBCP	NASDQ Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒.

Indicated by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐s

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒. No ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐		**Accelerated filer** ☐
Non-accelerated filer ☒		**Smaller reporting company** ☒
Emerging growth company ☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to ▪240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

As of June 30, 2025 the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $66,087,390 based on the closing sale price as reported on the National Association of Securities Dealers Automated Quotation System.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Registrant had 5,756,852 common shares outstanding as of March 11, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the Annual Shareholders meeting to be held April 22, 2026 are incorporated by reference into Part III.

Portions of the Annual Report to Shareholders for the year ended December 31, 2025 are incorporated by reference into Parts I and II.

PART I

Item 1   Business

Business

United Bancorp, Inc. (Company) is a bank holding company headquartered in Martins Ferry, Ohio. The Company is an Ohio corporation which filed its initial articles of incorporation on July 8, 1983. At December 31, 2025 the Company has one wholly-owned subsidiary bank, Unified Bank, Martins Ferry, Ohio (Unified, or the Bank).

The Company serves customers in northeastern, eastern, southeastern and south central Ohio and the Northern panhandle of West Virginia and is engaged in the business of commercial and retail banking in Belmont, Harrison, Jefferson, Tuscarawas, Carroll, Athens, Hocking, and Fairfield counties and the surrounding localities. The bank also operates in Ohio and Marshall counties in West Virginia. The Bank provides a broad range of banking and financial services, which includes accepting demand, savings and time deposits and granting commercial, real estate and consumer loans. Unified conducts its business through its main office and stand alone operations center in Martins Ferry, Ohio and eighteen branches located in the counties mentioned above.

Unified has no single customer or related group of customers whose banking activities, whether through deposits or lending, would have a material impact on the continued earnings capabilities if those activities were removed.

For a discussion of the development of the Company's business over the course of the prior fiscal year, refer to "Management's Discussion and Analysis" from the 2025 Annual Report To Shareholders filed herewith as Exhibit 13.

Competition

The markets in which Unified operates continue to be highly competitive. Unified competes for loans and deposits with other retail commercial banks, savings and loan associations, finance companies, credit unions and other types of financial institutions within the Mid-Ohio valley geographic area along the eastern border of Ohio including Belmont, Harrison and Jefferson counties and extending into the northern panhandle of West Virginia and the Tuscarawas and Carroll County geographic areas of northeastern Ohio. Unified also encounters similar competition for loans and deposits throughout the Athens, and Fairfield County geographic areas of central and southeastern Ohio.

Pursuant to deposit market share information provided by the FDIC as of June 30, 2025, Unified competes (in its main market of Belmont County, Ohio) with approximately 27 other commercial banking institutions in its Ohio and West Virginia markets. Based on this information, the Bank ranked fourth in total deposit market share. The top four institutions in Unified's primary banking markets included: Huntington National Bank; Belmont Savings Bank; PNC Bank; and Wesbanco Bank.

Supervision and Regulation

Regulatory Environment

The banking industry is highly regulated. We are subject to supervision, regulation, and examination by various federal and state regulators, including the Federal Reserve, Federal Deposit Insurance Corporation (FDIC), and the Ohio Division of Financial Institutions (ODFI). The statutory and regulatory framework that governs us is generally intended to protect depositors and customers, the Deposit Insurance Fund (DIF) maintained by the FDIC, the U.S. banking and financial system, and financial markets as a whole.

Banking statutes, regulations, and policies are continually under review by Congress, state legislatures, and federal and state regulatory agencies. In addition to laws and regulations, state and federal bank regulatory agencies may issue policy statements, interpretive letters, and similar written guidance applicable to the Company and the Bank. Any change in the statutes, regulations, or regulatory policies applicable to us, including changes in their interpretation or implementation, could have a material effect on our business or organization.

Several of the more significant regulatory provisions applicable to banks and bank holding companies to which the Company and Unified are subject are discussed below. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory provisions. Any change in applicable law or regulation may have a material effect on the business and prospects of the Company and Unified.

Supervision, Examination and Enforcement

A principal objective of the U.S. bank regulatory regime is to protect depositors and customers, the DIF, the U.S. banking and financial system, and financial markets as a whole by ensuring the financial safety and soundness of BHCs and banks, including the Company and the Bank. Bank regulators regularly examine the operations of BHCs and banks. In addition, BHCs and banks are subject to periodic reporting and filing requirements.

The Federal Reserve, ODFI and FDIC have broad supervisory and enforcement authority with regard to BHCs and banks, including the power to conduct examinations and investigations, impose nonpublic supervisory agreements, issue cease and desist orders, impose fines and other civil and criminal penalties, terminate deposit insurance, and appoint a conservator or receiver. Supervision and examinations are confidential, and the outcomes of these actions may not be made public.

Bank regulators have various remedies available if they determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of a banking organization's operations are unsatisfactory. The regulators may also take action if they determine that the banking organization or its management is violating or has violated any law or regulation. The regulators have the power to, among other things, prohibit unsafe or unsound practices, require affirmative actions to correct any violation or practice, issue administrative orders that can be judicially enforced, direct increases in capital, direct the sale of subsidiaries or other assets, limit dividends and distributions, restrict growth, assess civil monetary penalties, remove officers and directors, and terminate deposit insurance.

Engaging in unsafe or unsound practices or failing to comply with applicable laws, regulations, and supervisory agreements could subject the Company, the Bank, and their respective officers, directors, and institution-affiliated parties to the remedies described above, and other sanctions. In addition, the FDIC may terminate a bank's deposit insurance upon a finding that the bank's financial condition is unsafe or unsound or that the bank has engaged in unsafe or unsound practices or has violated an applicable rule, regulation, order, or condition enacted or imposed by the bank's regulatory agency.

Regulatory Agencies

The Company is a registered bank holding company and is subject to inspection, examination and supervision by the Board of Governors of the Federal Reserve System (Federal Reserve) pursuant to the Bank Holding Company Act of 1956, as amended.

Unified is an Ohio chartered commercial bank. It is subject to regulation and examination by both the ODFI and the FDIC.

Regulatory Reform

Overview. Congress, the U.S. Department of the Treasury ("Treasury"), and the federal banking regulators, including the FDIC, have taken broad action since early September 2008 to address volatility in the U.S. banking system and financial markets. The most significant piece of legislation adopted in response to this crisis was the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"), which was signed into law on July 21, 2010, and which is discussed more thoroughly below.

<u>Dodd-Frank Wall Street Reform and Consumer Protection Act</u>. The Dodd-Frank Act created many new restrictions and an expanded framework of regulatory oversight for financial institutions, including insured depository institutions. The Dodd-Frank Act created an independent regulatory body, the Consumer Financial Protection Bureau ("Bureau"), with authority and responsibility to set rules and regulations for most consumer protection laws applicable to all banks - both large and small. Oversight of Federal consumer financial protection functions have been transferred to the Bureau. The Bureau has responsibility for mortgage reform and enforcement, as well as broad new powers over consumer financial activities which could impact what consumer financial services would be available and how they are provided. The following consumer protection laws are the designated laws that fall under the Bureau's rulemaking authority: the Alternative Mortgage Transactions Parity Act of 1982, the Consumer Leasing Act of 1976, the Electronic Fund Transfer Act, the Equal Credit Opportunity Act, the Fair Credit Billing Act, the Fair Credit Reporting Act subject to certain exclusions, the Fair Debt Collection Practices Act, the Home Owners Protection Act, certain privacy provisions of the Gramm-Leach-Bliley Act, the Home Mortgage Disclosure Act (HMDA), the Home Ownership and Equity Protection Act of 1994, the Real Estate Settlement Procedures Act (RESPA), the S.A.F.E. Mortgage Licensing Act of 2008 (SAFE Act), and the Truth in Lending Act. Review and revision of current financial regulations in conjunction with added new financial service regulations will heighten the regulatory compliance burden and increase litigation risk for the banking industry.

The Holding Company Regulation

As a holding company incorporated and doing business within the State of Ohio, the Company is subject to regulation and supervision under the Bank Holding Act of 1956, as amended (the "Act"). The Company is required to file with the Federal Reserve on quarterly basis information pursuant to the Act. The Federal Reserve may conduct examinations or inspections of the Company and Unified.

The Company is required to obtain prior approval from the Federal Reserve for the acquisition of more than five percent of the voting shares or substantially all of the assets of any bank or bank holding company. In addition, the Company is generally prohibited by the Act from acquiring direct or indirect ownership or control of more than five percent of the voting shares of any company which is not a bank or bank holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to its subsidiaries. The Company may, however, subject to certain prior approval requirements of the Federal Reserve, engage in, or acquire shares of companies engaged in activities which are deemed by the Federal Reserve by order or by regulation to be financial in nature or closely related to banking.

On November 12, 1999, the Gramm-Leach-Bliley Act (the "GLB Act") was enacted into law. The GLB Act made sweeping changes with respect to the permissible financial services which various types of financial institutions may now provide. The Glass-Steagall Act, which had generally prevented banks from affiliation with securities and insurance firms, was repealed. Pursuant to the GLB Act, bank holding companies may elect to become a "financial holding company," provided that all of the depository institution subsidiaries of the bank holding company are "well capitalized" and "well managed" under applicable regulatory standards.

Under the GLB Act, a bank holding company that has elected to become a financial holding company may affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. Activities that are "financial in nature" include securities underwriting, dealing and market-making, sponsoring mutual funds and investment companies, insurance underwriting and agency, merchant banking, and activities that the Federal Reserve has determined to be closely related to banking. No Federal Reserve approval is required for a financial holding company to acquire a company, other than a bank holding company, bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve. As with bank holding companies, prior Federal Reserve approval is required before a financial holding company may acquire the beneficial ownership or control of more than five percent of the voting shares, or substantially all of the assets, of a bank holding company, bank or savings association. If any subsidiary bank of a financial holding company ceases to be "well capitalized" or "well managed" under applicable regulatory standards, the Federal Reserve may, among other actions, order the Company to divest the subsidiary bank. Alternatively, the company may elect to conform its activities to those permissible for a bank holding company that is not also a financial holding company. If any subsidiary bank of a financial holding company receives a rating under the Community Reinvestment Act of 1977 of less than satisfactory, the company will be prohibited from engaging in new activities or acquiring companies other than bank holding companies, banks or savings associations. The Company is not a financial holding company and has no current intention of making such an election.

<u>Dividends and Capital Reductions</u>. The Board of Governors of the Federal Reserve has issued Supervisory Guidance and Regulations on the Payment of Dividends, Stock Redemptions, and Stock Repurchases by Bank Holding Companies (the "Policy Statement"). In the Policy Statement, the Federal Reserve stated that it is important for a banking organization's board of directors to ensure that the dividend level is prudent relative to the organization's financial position and is not based on overly optimistic earnings scenarios. As a general matter, the Policy Statement provides that the board of directors of a bank holding company should inform the Federal Reserve and should eliminate, defer, or significantly reduce its dividends if:

(1) net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;

(2) the prospective rate of earnings retention is not consistent with the company's capital needs and overall current and prospective financial condition; or

(3) the company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

Failure to do so could result in a supervisory finding that the organization is operating in an unsafe and unsound manner. Moreover, the Policy Statement requires a bank holding company to inform the Federal Reserve reasonably in advance of declaring or paying a dividend that exceeds earnings for the period (e.g., quarter) for which the dividend is being paid or that could result in a material adverse change to the organization's capital structure. Declaring or paying a dividend in either circumstance could raise supervisory concerns. Unified exceeded its minimum capital requirements under applicable guidelines as of December 31, 2025.

<u>Control Acquisitions</u>. The Federal Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of the Company unless the Federal Reserve has been notified and has not objected to the transaction. The acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as the Company, is rebuttably presumed to constitute the acquisition of control of the bank holding company. In addition, a company is required to obtain the approval of the Federal Reserve under the Federal Bank Holding Company Act before acquiring 25% (5% in the case of an acquirer that is a bank holding company) or more of any class of outstanding voting stock of a bank holding company, or otherwise obtaining control or a "controlling influence" over that bank holding company.

<u>Liability for Banking Subsidiaries</u>. Under the current Federal Reserve policy, the Company is expected to act as a source of financial and managerial strength to its subsidiary bank and to maintain resources adequate to support the Bank. This support may be required at times when the Company may not have the resources to provide it. In the event of the Company's bankruptcy, any commitment to a U.S. federal bank regulatory agency to maintain the capital of the Bank would be assumed by the bankruptcy trustee and entitled to priority of payment.

Regulation of the Bank

<u>General</u>. Unified is an Ohio-chartered bank that is not a member of the Federal Reserve System. Unified is therefore regulated by the ODFI as well as the FDIC. The regulatory agencies have the authority to regularly examine Unified, which is subject to all applicable rules and regulations promulgated by its supervisory agencies. In addition, the deposits of Unified are insured by the FDIC to the fullest extent permitted by law.

<u>Deposit Insurance</u>. As an FDIC-insured institution, Unified is required to pay deposit insurance premium assessments to the FDIC. The FDIC has adopted a risk-based assessment system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their respective levels of capital and results of supervisory evaluations. Institutions classified as well-capitalized (as defined by the FDIC) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (as defined by the FDIC) and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions is made by the FDIC for each semi-annual assessment period.

The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order, or any condition imposed in writing by, or written agreement with, the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital. Management of the Company is not aware of any activity or condition that could result in termination of the deposit insurance of Unified.

The Dodd-Frank Act revised the statutory authorities governing the FDIC's management of the DIF. Key requirements from the Dodd-Frank Act resulted in the FDIC's adoption of new rules in February 2011 regarding Assessments, Dividends, Assessment Base, and Large Bank Pricing. The new rules implemented the following changes: (1) redefined the definition of an institution's deposit insurance assessment base from one based on domestic deposits to one based on assets now defined as "average consolidated total assets minus average tangible equity"; (2) changed the assessment rate adjustments to better account for risk based on an institution's funding sources; (3) revised the deposit insurance assessment rate schedule in light of the new assessment base and assessment rate adjustments; (4) implemented Dodd-Frank Act dividend provisions; (5) revised the large insured depository institution assessment system to better differentiate for risk and to take into account losses the FDIC may incur from large institution failures; and (6) provided technical and other changes to the FDIC's assessment rules. Though deposit insurance assessments maintain a risk-based approach, the FDIC imposed a more extensive risk-based assessment system on large insured depository institutions with at least $10 billion in total assets since they are more complex in nature and could pose greater risk.

<u>Regulatory Capital Requirements</u> Unified is required to maintain minimum levels of capital in accordance with FDIC capital adequacy guidelines. If capital falls below minimum guideline levels, a bank, among other things, may be denied approval to acquire or establish additional branches or organize or acquire other non-bank businesses. The required capital levels and the Bank's capital position at December 31, 2025 and 2024 are summarized in the table included in Note 11 to the consolidated financial statements.

Beginning in 2015, bank holding companies and banks were required to measure capital adequacy using Basel III accounting. Basel III is a comprehensive set of reform measures, developed by the Basel Committee on Banking Supervision, to strengthen the regulation, supervision and risk management of the banking sector. Implementation of the rules will be overseen by the Federal Reserve, the FDIC and the OCC. Reporting under the new rules began with the March 2015 quarterly regulatory filings.

<u>FDICIA</u>

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), and the regulations promulgated under FDICIA, among other things, established five capital categories for insured depository institutions-well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized-and requires U.S. federal bank regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements based on these categories. Unless a bank is well capitalized, it is subject to restrictions on its ability to offer brokered deposits and on certain other aspects of its operations. An undercapitalized bank must develop a capital restoration plan and its parent bank holding company must guarantee the bank's compliance with the plan up to the lesser of 5% of the bank's assets at the time it became undercapitalized and the amount needed to comply with the plan. As of December 31, 2025, the Bank was well capitalized pursuant to these prompt corrective action guidelines.

<u>Dividends</u>. Ohio law prohibits Unified, without the prior approval of the ODFI, from paying dividends in an amount greater than the lesser of its undivided profits or the total of its net income for that year, combined with its retained net income from the preceding two years. The payment of dividends by any financial institution is also affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations.

<u>Safety and Soundness Standards.</u> The Federal banking agencies have adopted guidelines that establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

In general, the safety and soundness guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If an institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator's order is cured, the regulator may restrict the institution's rate of growth, require the institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action by the federal banking regulators, including cease and desist orders and civil money penalty assessments.

With respect to lending, the federal bank regulatory agencies have adopted uniform regulations prescribing standards for extensions of credit that are secured by liens or interests in real estate or made for the purpose of financing permanent improvements to real estate. Under these regulations, all insured depository institutions, such as the Bank, must adopt and maintain written policies establishing appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards (including loan-to-value limits) that are clear and measurable, loan administration procedures, and documentation, approval and reporting requirements. The real estate lending policies must reflect consideration of the federal bank regulatory agencies' Interagency Guidelines for Real Estate Lending Policies.

With respect to compensation practices, ours are subject to oversight by the Federal regulatory agencies, which have issued joint guidance on executive compensation designed to ensure that the incentive compensation policies of banking organizations, such as the Company and the Bank, do not encourage imprudent risk taking and are consistent with the safety and soundness of the organization. In addition, in October 2022 the SEC adopted final Executive Compensation Clawback Rules directing national stock exchanges to require listed public companies to implement policies intended to recoup bonuses paid to executives if the company is found to have misstated its financial results. The SEC rules, mandated by Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, are intended to discourage executives from taking questionable actions that temporarily boost share prices but ultimately result in a correction of financial statements. On June 9, 2023 the U.S. Securities and Exchange Commission (the "SEC") approved the clawback listing standards proposed by the New York Stock Exchange and The Nasdaq Stock Market. As a result, all listed companies had until Friday, December 1, 2023 to adopt and implement a compliant clawback policy.

<u>Branching Authority</u>. Ohio chartered banks have the authority under Ohio law to establish branches anywhere in the State of Ohio, subject to receipt of all required regulatory approvals. Additionally, in May 1997 Ohio adopted legislation "opting in" to the provisions of Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") which allows banks to establish interstate branch networks through acquisitions of other banks, subject to certain conditions, including certain limitations on the aggregate amount of deposits that may be held by the surviving bank and all of its insured depository institution affiliates. Effective with the enactment of The Dodd-Frank Act, the FDI Act and the National Bank Act have been amended to remove the expressly required "opt-in" concept applicable to *de novo* interstate branching and now permits national and insured state banks to engage in *de novo* in interstate branching if, under the laws of the state where the new branch is to be established, a state bank chartered in that state would be permitted to establish a branch.

Affiliate Transactions. Various governmental requirements, including Sections 23A and 23B of the Federal Reserve Act, limit borrowings by holding companies and non-bank subsidiaries from affiliated insured depository institutions, and also limit various other transactions between holding companies and their non-bank subsidiaries, on the one hand, and their affiliated insured depository institutions on the other. Section 23A of the Federal Reserve Act also generally requires that an insured depository institution's loan to its non-bank affiliates be secured, and Section 23B of the Federal Reserve Act generally requires that an insured depository institution's transactions with its non-bank affiliates be on arms-length terms.

Depositor Preference. The Federal Deposit Insurance Act provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non deposit creditors and shareholders of the institution.

Privacy Provisions of Gramm-Leach-Bliley Act. Under GLB, federal banking regulators adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to non-affiliated third parties. The privacy provisions of GLB affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

Cybersecurity. GLB also requires financial institutions to implement a comprehensive information security program that includes administrative, technical, and physical safeguards to ensure the security and confidentiality of customer records and information.

Anti-Money Laundering Provisions of the USA Patriot Act of 2001. On October 26, 2001, the USA Patriot Act of 2001 (the "Patriot Act") was signed into law. The Patriot Act is intended to strengthen U.S. law enforcement's and the intelligence community's ability to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide-ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and requires various regulations, including: (a) due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons; (b) standards for verifying customer identification at account opening; and (c) rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Fiscal and Monetary Policies. Unified's business and earnings are affected significantly by the fiscal and monetary policies of the federal government and its agencies. Unified is particularly affected by the policies of the Federal Reserve, which regulates the supply of money and credit in the United States. Among the instruments of monetary policy available to the Federal Reserve are (a) conducting open market operations in United States government securities, (b) changing the discount rates of borrowings of depository institutions, (c) imposing or changing reserve requirements against depository institutions' deposits, and (d) imposing or changing reserve requirements against certain borrowing by banks and their affiliates. These methods are used in varying degrees and combinations to affect directly the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. For that reason alone, the policies of the Federal Reserve have a material effect on the earnings of Unified.

Environmental Laws. Banks that hold mortgages on property as secured lenders are exempt from liability under Federal environmental protection laws if certain criteria are met. The Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) contains a secured creditor exemption that eliminates owner or operator liability for lenders who take an ownership interest in a property primarily to protect their interest in the facility as security on a loan, provided that the bank does not participate in the management of the facility. Generally, participation in management applies if a bank exercises decision-making control over a property's environmental compliance, or exercises control at a level similar to a manager of the facility or property.

<u>Additional and Pending Regulation</u>. Unified is also subject to federal regulation as to such matters as the maintenance of required reserves against deposits, limitations in connection with affiliate transactions, limitations as to the nature and amount of its loans and investments, regulatory approval of any merger or consolidation, issuance or retirement by Unified of its own securities and other aspects of banking operations. In addition, the activities and operations of Unified are subject to a number of additional detailed, complex and sometimes overlapping laws and regulations. These include state usury and consumer credit laws, state laws relating to fiduciaries, the Federal Truth-in-Lending Act and Regulation Z, the Federal Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Truth in Savings Act, the Community Reinvestment Act, anti-redlining legislation and antitrust laws.

Congress regularly considers legislation that may have an impact upon the operation of the Company and Unified. At this time, the Company is unable to predict whether any proposed legislation will be enacted and, therefore, is unable to predict the impact such legislation may have on the operations of the Company.

Employees

The Company itself, as a holding company, has no compensated employees. Unified has 125 full time employees, with 39 of these serving in a management capacity, and 8 part time employees.

Name	Age	Executive Officers Positions held with Company; Business Experience
Scott Everson	58	President and Chief Executive Officer
Matthew F. Branstetter	58	Senior Vice President – Chief Operating Officer
Randall M. Greenwood	62	Senior Vice President, Chief Financial Officer, Treasurer
Erika R. Ault	45	Corporate Secretary

Each individual has held the position noted during the past five years with the exception of Erik R. Ault who was appointed to Corporate Secretary August 21, 2024.

Each of these Executive Officers is appointed annually by the Company's board of directors and is serving at-will in their current positions.

Internet Address

The Company's internet web site may be founda at http://www.unitedbancorp.com.

Industry Segments

United Bancorp and its subsidiary are engaged in one line of business, banking. Item 8 of this 10-K provides financial information for United Bancorp's business.

Statistical Disclosures by Bank Holding Companies

I   Distribution of Assets, Liabilities and Stockholders' Equity; Interest Rates and Interest Differential

Refer to Management's Discussion and Analysis "Average Balances, Net Interest Income and Yields Earned and Rates Paid" and "Rate/Volume Analysis on pages 19 and 20 of our 2025 Annual Report filed herewith as Exhibit 13, which is incorporated by reference.

Average Balances, Net Interest Income and Yields Earned and Rates Paid

The following table provides average balance sheet information and reflects the taxable equivalent average yield on interest-earning assets and the average cost of interest-bearing liabilities for the years ended December 31, 2024 and 2023. The yields and costs are calculated by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities.

The average balance of available-for-sale securities is computed using the carrying value of securities while the yield for available for sale securities has been computed using the average amortized cost. Average balances are derived from average month-end balances, which include nonaccruing loans in the loan portfolio, net of the allowance for loan losses. Interest income has been adjusted to tax-equivalent basis.

		2024				2023		
		Average Balance	Interest Income/ Expense	Yield/ Rate		Average Balance	Interest Income/ Expense	Yield/ Rate
Loans (1)	$	480,838	$ 28,395	5.91 %	$	463,612	$ 25,261	5.45 %
Taxable Securitied AFS		48,572	2,006	4.13		75,494	2,741	3.63
Tax Exempt securities available for sale (1)		197,365	9,319	4.71		154,151	7,430	4.82
Federal funds sold		33,224	1,446	4.35		53,826	2,752	5.11
FHLB stock and other		4,011	383	9.55		3,461	254	7.34
Total interest-bearing assets		764,010	41,549	5.43		750,544	38,438	5.12
Non interest-earning assets								
Cash and due from banks		5,154				8,967		
Premises and equipment (net)		18,751				12,222		
Other nonearning assets		44,186				34,244		
Less: allowance for loan losses		(4,022)				(3,923)		
Total noninterest-earning assets		64,069				51,510		
Total assets	$	828,079			$	802,054		
Demand deposits	$	186,465	1,714	0.92 %	$	216,947	1,923	0.89 %
Savings deposits		126,303	121	0.10		137,862	132	0.10
Time deposits		164,102	6,311	3.85		134,011	3,818	2.85
Subordinated debentures		23,848	1,936	8.12		23,787	1,532	6.44
Repurchase Agreements		32,895	1,456	4.43		25,049	1,053	4.20
Advances from the Federal Home Loan Bank		75,000	3,184	4.25		60,081	2,556	4.25
Total interest-bearing liabilities	$	608,613	14,722	2.42	$	597,737	11,014	1.84
Non interest-bearing liabilities								
Demand deposits		142,714				146,987		
Other liabilities		9,019				5,042		
Total noninterest-bearing liabilities		151,733				152,029		
Total liabilities		760,346				749,766		
Total stockholders' equity		67,733				52,288		
Total liabilities & stockholders' equity	$	828,079			$	802,054		
Net interest income			$ 26,827				$ 27,424	
Net interest spread				3.01 %				3.28 %
Net yield on interest earning assets				3.51 %				3.65 %

- For purposes of this schedule, nonaccrual loans are included in loans.
- Fees collected on loans are included in interest on loans. However, such fees are not material for comparative purposes.
- Earnings on tax-exempt earnings is shown on a tax equivalent basis using a marginal tax rate of 21%

Rate/Volume Analysis

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected interest income and expense during 2024. For purposes of this table, changes in interest due to volume and rate were determined using the following methods:

- Volume variance results when the change in volume is multiplied by the previous year's rate.
- Rate variance results when the change in rate is multiplied by the previous year's volume.
- Rate/volume variance results when the change in volume is multiplied by the change in rate.

NOTE: The rate/volume variance was allocated to volume variance and rate variance in proportion to the relationship of the absolute dollar amount of the change in each. Non accrual loans are ignored for purposes of the calculations due to the nominal amount of the loans.

(In thousands)	2024 Compared to 2023 Increase/(Decrease)		
	Total Change	Change Due To Volume	Change Due To Rate
Interest and dividend income			
Loans	$ 3,134	963	2,171
Taxable securities available for sale	(735)	(1,075)	340
Tax-exempt securities available for sale	1,889	2,069	(180)
Federal funds sold	(1,306)	(941)	(365)
FHLB stock and other	129	45	84
Total interest and dividend income	3,111	1,061	2,050
Interest expense			
Demand deposits	(209)	(278)	69
Savings deposits	(11)	(11)	—
Time deposits	2,493	975	1,518
Trust Preferred debentures	404	—	404
Repurchase agreements	403	345	58
Advances from Federal Home Loan Bank	628	633	(5)
Total interest expense	3,708	1,664	2,044
Net interest income	$ (597)	(603)	6

II **Investment Portfolio**

A Contractual maturities of securities at year-end 2025 were as follows:

	Amortized Cost		Estimated Fair Value		Average Tax Equivalent Yield
			(dollars in thousands)		
US Agency obligations					
Under 1 Year	$	—	$	—	— %
1 – 5 Years		—		—	— %
5-10 Years		2,500		2,454	4.00 %
Over 10 Years		—		—	—
State and municipal obligations					
Under 1 Year	$	—	$	—	— %
1 – 5 Years		199		212	5.10 %
5-10 Years		6,240		6,211	3.92 %
Over 10 Years		209,454		204,418	4.69 %
Subordinated Debt					
Under 1 Year	$	—	$	—	— %
1 – 5 Years		3,000		2,914	6.50 %
5-10 Years		19,400		17,995	3.29 %
Over 10 Years		—		—	—
Total securities available for sale	$	240,793	$	234,204	4.78 %

Earnings on tax-exempt earnings is shown on a tax equivalent basis using a marginal tax rate of 21%

III **Loan Portfolio**

A **Maturities and Sensitivities of Loans to Changes in Interest Rates**

The following is a schedule of commercial and commercial real estate loans at December 31, 2025 maturing within the various time frames indicated:

	One Year or Less		One Through Five Years		Five Through Fifteen Years		After Fifteen Years		Total	
					(In thousands)					
Commercial and industrial loans	$	5,372	$	51,271	$	32,548	$	2,828	$	92,019
Commercial real estate loans		16,199		45,161		122,189		119,499		303,048
Total	$	21,571	$	96,432	$	154,737	$	122,328	$	395,067

The following is a schedule of fixed-rate and variable-rate commercial and commercial real estate loans at December 31, 2025 due to mature after one year:

	Fixed Rate		Variable Rate		Total < One Year		Total > One Year	
			(In thousands)					
Commercial and industrial loans	$	35,112	$	56,908	$	5,372	$	86,648
Commercial real estate loans		34,556		268,492		16,199		286,849
Total	$	69,667	$	325,400	$	21,571	$	286,849

Variable rate loans are those loans with floating or adjustable interest rates.

As of December 31, 2025, the Company considered its concentration of credit risk to be acceptable. The following table presents the Company's largest loan concentration as of December 31, 2025 and December 31, 2024.

Account Type	December 31, 2025		December 31, 2024	
	Outstanding	Percent	Outstanding	Percent
	(Dollars, in thousands)			
1st Lien 1-4 Family	$ 89,580	18.2 %	$ 91,737	18.7 %
Owner Occupied Non Farm/Non Residential	92,973	18.9 %	96,299	19.6 %
Commercial & Industrial	92,019	18.7 %	98,795	20.1 %
Other Non Farm/Non Residential	93,524	19.0 %	93,703	19.1 %

IV   Summary of Credit Loss Experience

The allowance for credit losses ("ACL") is a valuation reserve established and maintained by charges against income and is deducted from the amortized cost basis of loans to present the net amount expected to be collected on the loans. Loans, or portions thereof, are charged off against the ACL when they are deemed uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

The ACL is an estimate of expected credit losses, measured over the contractual life of a loan, that considers our historical loss experience, current conditions and forecasts of future economic conditions. Determination of an appropriate ACL is inherently subjective and may have significant changes from period to period.

The methodology for determining the ACL has two main components: evaluation of expected credit losses for certain groups of homogeneous loans that share similar risk characteristics and evaluation of loans that do not share risk characteristics with other loans.

The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. The Company uses the call report classification as its segment breakout and measures the allowance for credit losses using the Weighted Average Remaining Maturity method for all loan segments.

Historical credit loss experience is the basis for the estimation of expected credit losses. We apply historical loss rates to pools of loans with similar risk characteristics. After consideration of the historic loss calculation, management applies qualitative adjustments to reflect the current conditions and reasonable and supportable forecasts not already reflected in the historical loss information at the balance sheet date. Our reasonable and supportable forecast adjustment is based on a 2 year unemployment forecast provided by Bloomberg and management judgment. For periods beyond our reasonable and supportable forecast, we revert back to historical annual loss rates for the remainder of the life of each pool after the forecast period. The qualitative adjustments for current conditions are based upon current level of inflation and the rapid increase in interest rates, changes in lending policies and practices, experience and ability of lending staff, quality of the Company's loan review system, value of underlying collateral, the existence of and changes in concentrations and other external factors. These modified historical loss rates are multiplied by the outstanding principal balance of each loan to calculate a required reserve.

The Company has elected to exclude accrued interest receivable from the measurement of its ACL. When a loan is placed on non-accrual status, any outstanding accrued interest is reversed against interest income.

The ACL for individual loans begins with the use of normal credit review procedures to identify whether a loan no longer shares similar risk characteristics with other pooled loans and therefore, should be individually assessed. We evaluate all commercial and industrial and commercial real estate loans, as well as residential and installment loans greater than $100,000 that meet the following criteria: 1) when it is determined that foreclosure is probable, 2) substandard, doubtful and nonperforming loans when repayment is expected to be provided substantially through the operation or sale of the collateral, 3) when it is determined by management that a loan does not share similar risk characteristics with other loans. Specific reserves are established based on the following three acceptable methods for measuring the ACL: 1) the present value of expected future cash flows discounted at the loan's original effective interest rate; 2) the loan's observable market price; or 3) the fair value of the collateral when the loan is collateral dependent. Our individual loan evaluations consist primarily of the fair value of collateral method because most of our loans are collateral dependent. Collateral values are discounted to consider disposition costs when appropriate. A specific reserve is established or a charge-off is taken if the fair value of the loan is less than the loan balance.

For additional explanation of factors which influence management's judgment in determining amounts charged to expense, refer to pages 10-22 of the "Management's Discussion and Analysis" and Notes to Consolidated Financial Statements set forth in our 2025 Annual Report, which is incorporated herein by reference.

A Analysis of the Allowance for Credit Losses

The following table provides key credit ratios for each applicable period.

	2025	2024	2023
Ratio of net charge-offs to average loans outstanding for the year	0.08 %	0.07 %	0.02 %
Ratio of commercial loans and industrial net charge-offs to average commercial loans	0.27 %	0.13 %	(0.03)%
Ratio of commercial real estate loans net charge-offs to average commercial real estate loans	0.00 %	0.00 %	0.00 %
Ratio of real estate loans net charge-offs to average real estate loans	0.09 %	0.12 %	0.00 %
Ratio of installment loans net charge-off to average consumer loans	1.93 %	2.16 %	1.93 %
Total allowance for credit losses to total loans	0.87 %	0.82 %	0.81 %
Nonaccrual loans to total loans	0.46 %	0.15 %	0.10 %
Total allowance for credit losses to nonperforming loans	188.02 %	508.33 %	611.23 %

B Allocation of the Allowance for Credit Losses

The following table allocates the allowance for credit losses by collateral type at December 31, 2025, 2024, and 2023. Management adjusts the allowance periodically to account for changes in national trends and economic conditions in the Bank's service areas. The allowance has been allocated according to the amount deemed to be reasonably necessary to provide for the probability of losses being incurred within the following categories of loans at the dates indicated:

	2025		2024		2023	
	Allowance Amount	% of Loans to Total Loans	Allowance Amount	% of Loans to Total Loans	Allowance Amount	% of Loans to Total Loans
Loan type						
Commercial and Industrial	$ 544	18.72 %	$ 557	20.12 %	$ 479	18.89 %
Commercial real estate	2,571	61.65 %	2,115	59.41 %	1,985	60.40 %
Residential real estate	1,034	18.22 %	1,223	18.68 %	1,360	19.32 %
Consumer	112	1.41 %	131	1.79 %	94	1.39 %
Total	$ 4,261	100.00 %	$ 4,026	100.00 %	$ 3,918	100.00 %

V Deposits

A Schedule of Average Deposit Amounts and Rates

Refer to Section I of this "Statistical Disclosures by Bank Holding Companies" section and to Management's Discussion and Analysis "Average Balances, Net Interest Income and Yields Earned and Rates Paid" on page 19 of our 2025 Annual Report filed herewith as Exhibit 13, which is incorporated by reference. At December 31, 2025, 2024 and 2023 the aggregate amount of uninsured deposits was approximately $124.2 million, $110.2 million and $89.8 million.

B   Maturity analysis of time deposits greater than $250,000.

At December 31, 2025, the time to remaining maturity for time deposits in excess of $250,000 was:

	2025
	(In thousands)
Three months or less	$ 13,043
Over three through six months	25,585
Over six through twelve months	2,858
Over twelve months	—
Total	$ 41,486

Item 1A. Risk Factors

Smaller Reporting Companies are not required to provide this disclosure.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

General

All companies utilizing technology are subject to threats of breaches of their cybersecurity programs. To mitigate the threat to our business and address regulatory requirements, we take a comprehensive approach to cybersecurity risk management and have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. As described in more detail below, we have established policies, standards, processes, and practices for assessing, identifying, and managing material risks from cybersecurity threats. We devote significant financial and personnel resources to implement and maintain security measures to meet regulatory requirements and customer expectations, and we intend to continue to make significant investments to maintain the security of our data and cybersecurity infrastructure. Our cybersecurity risk management program is integrated into our overall enterprise risk management framework, ensuring that cybersecurity risks are evaluated alongside other operational, financial, and strategic risks facing the Company.

Legal Overview

Pursuant to the requirements of section 39 of the Federal Deposit Insurance Act (12 U.S.C. 1831p–1) and sections 501 and 505(b) of the Gramm-Leach-Bliley Act (15 U.S.C. 6801, 6805(b)), the federal bank regulatory agencies adopted the Interagency Guidelines Establishing Information Security Standards (the "Guidelines"). The requirements of the Guidelines apply to all FDIC-insured depository institutions, most subsidiaries of such entities, and to state savings associations. Federal law also mandates that information security procedures and controls be routinely evaluated by the Bank's state and federal regulators as part of the standard safety and soundness examination process.

Bank Security Policy

To comply with all applicable federal requirements, the Bank's Board of Directors has adopted the Unified Bank Information Security Policy (the "ISP"), which establishes a program that the Bank's management and board can use to:

- Ensure the security and confidentiality of customer information;
- Protect against any anticipated threats or hazards to the security or integrity of such information; and
- Protect against unauthorized access to or use of customer information that could result in substantial harm or inconvenience to any customer.

Under the ISP, the Board of Directors or an appropriate committee thereof is required to oversee all efforts with respect to the development, implementation and maintenance of an effective information security program. In addition, the ISP charges management with responsibility for identifying all reasonably foreseeable internal and external threats that could result in unauthorized disclosure, misuse, alteration or destruction of Bank information, and directs management to develop and implement procedures and other controls designed to reduce or eliminate identified risks.

The Bank has also implemented controls designed to identify and mitigate cybersecurity threats associated with our use of the Bank's critical third-party service providers. Such providers are subject to security risk assessments at the time of onboarding, contract renewal, and based on risk profile. A variety of inputs are used in such assessments, including information supplied by providers and third parties. In addition, we require our providers to meet appropriate security requirements, controls and responsibilities and investigate security incidents that have impacted our third-party providers, as appropriate.

In addition to being subject to routine examination by the Bank's state and federal regulators, the efficacy of the Bank's information security program is also audited annually by an independent third-party auditing firm.

Incident Response

The Bank has established an incident response plan designed to facilitate the prompt detection, assessment, containment, and remediation of cybersecurity incidents. Upon detection of a potential incident, the Bank's information security personnel assess the nature and scope of the threat and, where appropriate, engage third-party forensic specialists to assist in the investigation. The incident response plan includes escalation procedures to ensure that significant incidents are promptly reported to senior management and the Board of Directors, as well as to regulators and affected customers when required by applicable law. Following the resolution of any incident, the Bank conducts a post-incident review to identify lessons learned and implement any necessary enhancements to its cybersecurity controls.

Managerial and Board Oversight

To facilitate oversight, the Bank has established a front line committee, the Compliance Risk Assessment Committee, which is comprised of all members of senior management, the head of information security and certain other operationally significant employees. This Committee, which meets quarterly, is responsible for monitoring all key operational risks applicable to the Bank. Cyber risk assessments are routinely conducted and reported to the Audit Committee of the Board of Directors In addition, key members of senior management also meet annually with a cyber risk consultant who apprises management on emerging cyber threats and evaluates the Company's adequacy of cyber risk insurance coverage. The findings of this meeting are also reported to the Executive Committee. All significant matters are reported by the Executive Committee to the full Board of Directors.

Cybersecurity Risks and Material Impact

As of the date of this Annual Report, we have not identified any cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition. However, cybersecurity threats are constantly evolving, and there can be no assurance that our security measures will be sufficient to prevent all potential incidents. A successful cyberattack or other security breach could result in unauthorized access to customer data, disruption of our operations, regulatory penalties, litigation, and reputational harm.

Item 2   Properties

The Company owns and operates its Main Office and stand alone operations center in Martins Ferry, Ohio a future Unified Center (new operations center) building in St Clairsville, Ohio and the following offices:

Branch Office Location	Owned or Leased	Location	Owned or Leased
Bridgeport, Ohio	Owned	Sherrodsville, Ohio	Owned
Colerain, Ohio	Owned	Glouster, Ohio	Owned
Jewett, Ohio	Owned	Nelsonville, Ohio	Owned
St. Clairsville, Ohio	Owned	Lancaster, Ohio	Owned
Dover, Ohio	Owned	Lancaster, Ohio	Owned
Dellroy, Ohio	Owned	Powhatan, Ohio	Owned
New Philadelphia, Ohio	Owned	Moundsville, WV	Owned
Strasburg, Ohio	Owned	St. Clairsville, Ohio	Owned
Tiltonsville, Ohio	Owned	Wheeling, WV	Leased

Management believes the properties described above to be in good operating condition for the purpose for which they are used. The properties are unencumbered by any mortgage or security interest and are, in management's opinion, adequately insured.

Item 3   Legal Proceedings

There are no material legal proceedings, other than ordinary routine litigation incidental to its business, to which the Company or its subsidiary is a party or to which any of its property is subject.

Item 4   Mine Safety Disclosures

Not applicable.

PART II

Item 5 Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Refer to Page 9, "Shareholder Information" of the 2025 Annual Report To Shareholders filed herewith as Exhibit 13 and refer to Page 31, Note 1 of the Notes to the Consolidated Financial Statements of the Company in the 2025 Annual Report To Shareholders for common stock trading ranges, cash dividends declared and information relating to dividend restrictions, which information is incorporated herein by reference. Additional disclosure regarding dividend restrictions is also included under Part I, Item 1 of this 10-K in the section captioned "Supervision and Regulation."

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month #l 10/1/2025 to 10/31/2025	—	$ —	—	—
Month #2 11/1/2025 to 11/30/2025	—	—	—	—
Month #3 12/1/2025 to 12/31/2025	—	—	—	—
Total	—	$ —	—	—

Unregistered Sales of Equity Securities and Use of Proceeds

The Company adopted the United Bancorp, Inc. Affiliate Banks Directors and Officers Deferred Compensation Plan (the "Plan"), which is an unfunded deferred compensation plan. Amounts deferred pursuant to the Plan remain unrestricted assets of the Company, and the right to participate in the Plan is limited to members of the Board of Directors and Company officers. Under the Plan, directors or other eligible participants may defer fees and up to 50% of their annual cash incentive award payable to them by the Company, which are used by the Company to acquire common shares on the open market which are credited to a participant's respective account. Except in the event of certain emergencies, no distributions are to be made from any account as long as the participant continues to be an employee or member of the Board of Directors. Upon termination of service, the aggregate number of shares credited to the participant's account are distributed to him or her along with any cash proceeds credited to the account which have not yet been invested in the Company's stock. During the quarter ended December 31, 2025, the Plan purchased no shares for allocation to participant accounts. All purchases under the Plan are funded with either earned director fees or officer incentive award payments. No underwriting fees, discounts, or commissions are paid in connection with the Plan. The shares allocated to participant accounts under the Plan have not been registered under the Securities Act of 1933 in reliance upon the exemption provided by Section 4(a)(2) thereof.

Item 6 [Reserved]

Not Applicable

Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations

Refer to Pages 10-22, "Management's Discussion and Analysis" of the 2025 Annual Report To Shareholders filed herewith as Exhibit 13, which section is incorporated herein by reference. For a comparison of results of operations between 2025 and 2024, see "Management's Discussion and Analysis" in the 2024 Annual Report To Shareholders filed as Exhibit 13 to the Company's annual report on 10-K for 2024.

Critical Accounting Policy

Allowance for Credit Losses:

Our allowances for credit losses represents management's best estimate of probable losses inherent in our loan portfolios, excluding those loans accounted for under fair value.

The allowance for credit losses represents an estimate of expected credit losses, measured over the contractual life of a loan, that considers our historical loss experience, current conditions and forecasts of future economic conditions. Determination of an appropriate allowance for credit losses is inherently subjective and may have significant changes from period to period. The methodology for determining the allowance for credit losses has two main components: evaluation of expected credit losses for certain groups of homogeneous loans that share similar risk characteristics and evaluation of loans that do not share risk characteristics with other loans. The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. The Company uses the call report classification as its segment breakout and measures the allowance for credit losses using the Weighted Average Remaining Maturity method for all loan segments.

Historical credit loss experience is the basis for the estimation of expected credit losses. We apply historical loss rates to pools of loans with similar risk characteristics. After consideration of the historic loss calculation, management applies qualitative adjustments to reflect the current conditions and reasonable and supportable forecasts not already reflected in the historical loss information at the balance sheet date. Our reasonable and supportable forecast adjustment is based on a 2 year unemployment forecast provided by Bloomberg and management judgment. For periods beyond our reasonable and supportable forecast, we revert back to historical annual loss rates for the remainder of the life of each pool after the forecast period. The qualitative adjustments for current conditions are based upon current level of inflation and the rapid increase in interest rates, changes in lending policies and practices, experience and ability of lending staff, quality of the Company's loan review system, value of underlying collateral, the existence of and changes in concentrations and other external factors. These modified historical loss rates are multiplied by the outstanding principal balance of each loan to calculate a required reserve.

The process of determining the level of the allowance for credit losses requires a high degree of judgment. To the extent actual outcomes differ from our estimates, additional provision for loan and lease losses may be required that would reduce future earnings. Refer to Note 1 in the Notes to the Consolidated Financial Statements for further information.

Item 7A Quantitative and Qualitative Disclosures About Market Risk

Smaller Reporting Companies are not required to provide this disclosure.

Item 8 Financial Statements and Supplementary Data

Refer to the Report of the Company's Independent Registered Public Accounting Firm and the related audited financial statements and notes thereto contained in the 2025 Annual Report To Shareholders filed herewith as Exhibit 13, which items are incorporated herein by reference.

Item 9   Changes In and Disagreements with Accountants

None

Item 9A Controls and Procedures

The Company, under the supervision, and with the participation, of its management and its outsourced internal audit firm Greenestock Consulting LLC, including the Company's principal executive and principal financial officers, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2025, pursuant to the requirements of Exchange Act Rule 13a-15. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2025, in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Under the supervision and with the participation of management, including our principal executive and principal financial officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, as required by paragraph (c) of Exchange Act Rule13a-15. Based on the evaluation under *Internal Control – Integrated Framework*, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2025. This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm.

There was no change in the Company's internal control over financial reporting that occurred during the Company's fiscal quarter ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial.

Item 9B Other Information

During the fourth quarter, no director or officer of the Company adopted or terminated any contract, instruction or written plan for the purchase or sale of securities of the registrant intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) any non-Rule 10b5-1 trading arrangement, as defined in Item 408 of SEC Regulation S-K.

PART III

Item 10 Directors and Executive Officers of the Registrant

Information concerning executive officers of the Company is set forth in Part I, "Executive Officers of Registrant." Other information responding to this Item 10 is included in the Registrant's Proxy Statement for the 2026 Annual Meeting of Shareholders and is incorporated by reference under the captions "Proposal 1 – Election of Directors," "Corporate Governance and Committees of the Board" and "Delinquent Section 16(a) Reports."

The Company's Board of Directors has adopted a Code of Ethics that applies to its Principal Executive, Principal Financial, and Principal Accounting Officers. A copy of the Company's Code of Ethics is posted and can be viewed on the Company's internet web site at http://www.unitedbancorp.com. In the event the Company amends or waives any provision of its Code of Ethics which applies to its Principal Executive, Principal Financial, or Principal Accounting Officers, and which relates to any element of the code of ethics definition set forth in Item 406(b) of Regulation S-K, the Company shall post a description of the nature of such amendment or waiver on its internet web site. With respect to a waiver of any relevant provision of the code of ethics, the Company shall also post the name of the person to whom the waiver was granted and the date of the waiver grant.

Item 11 Executive Compensation

The information required by this item is incorporated by reference from the section of the Registrant's Proxy Statement for the 2026 Annual Meeting of Shareholders captioned "Executive Compensation and Other Information".

Item 12 Security Ownership of Certain Beneficial Owners and Management and Related Stock Holder Matters

The information contained in the Registrant's Proxy Statement for the 2026 Annual Meeting of Shareholders under the caption "Ownership of Voting Shares" is incorporated herein by reference.

The following table is a disclosure of securities authorized for issuance under equity compensation plans:

Equity Compensation Plan Information December 31, 2025			
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	**Weighted-average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))**
Equity compensation plans approved by security holders	287,790 [1]	$ —	188,210
Equity compensation plans not approved by security holders			
Total	287,790	$ —	188,210

(1) Represents shares of restricted stock awarded under the 2008 and 2018 Stock Incentive Plans.

Item 13 Certain Relationships and Related Transactions

The information required by this item is incorporated herein by reference to the sections in the Registrant's Proxy Statement for the 2026 Annual Meeting of Shareholders captioned "Director Independence and Related Party Transactions "and" Corporate Governance and Committees of the Board."

Item 14 Principal Accountant Fees and Services

The information required by this item is incorporated by reference from the section under the caption "Principal Accounting Firm Fees" of the Registrant's Proxy Statement for the 2026 Annual Meeting of Shareholders.

PART IV

Item 15 Exhibits and Financial Statement/Schedules

Financial Statements

The following Consolidated Financial Statements and related Notes to Consolidated Financial Statements, together with the report of the Independent Registered Public Accounting Firm (PCAOB ID 74), appear on pages 26 through 74 of the United Bancorp, Inc. 2025 Annual Report and are incorporated herein by reference.

Consolidated Balance Sheets
December 31, 2025 and 2024

Consolidated Statements of Income
Years Ended December 31, 2025 and 2024

Consolidated Statements of Comprehensive Income
Years Ended December 31, 2025 and 2024

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2025 and 2024

Consolidated Statements of Cash Flows
Years Ended December 31, 2025 and 2024

Notes to Consolidated Financial Statements
December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm (PCAOB ID 74)

Exhibits

Exhibit Number	Exhibit Description
3.1	Amended Articles of Incorporation (1)
3.2	Amended and Restated Code of Regulations (2)
4.1	Description of Registrant's Common Stock(4)
4.2	Forms of 6.00% Fixed to Floating Rate Subordinated Note due May 15, 2029 (11)
10.1	Randall M. Greenwood Change in Control agreement (3)
10.2	Scott A. Everson Change in Control Agreement (3)
10.3	Matthew F. Branstetter Change in Control Agreement (14)
10.4	United Bancorp, Inc. and Subsidiaries Director Supplemental Life Insurance Plan, covering Messrs. Glessner, Hoopingarner, and Riesbeck. (5)
10.5	United Bancorp, Inc. and Subsidiaries Senior Executive Supplemental Life Insurance Plan, covering, Scott A. Everson, Matthew Branstetter and Randall M. Greenwood. (5)
10.6	Amended and Restated United Bancorp, Inc. and United Bancorp, Inc. Affiliate Banks Directors and Officers Deferred Compensation Plan. (9)
10.7	Amended and Restated Trust Agreement among United Bancorp, Inc. as Depository, Wilmington Trust Company, as Property Trustee, Wilmington Trust Company, as Delaware Trustee, and Administrative Trustees, dated as of November 17, 2005. (6)
10.8	Junior Subordinated Indenture between United Bancorp, Inc. and Wilmington Trust Company, as Trustee, dated as of November 17, 2005. (6)
10.9	Guaranty Agreement between United Bancorp, Inc., as Guarantor, and Wilmington Trust Company, as Guarantee Trustee, dated as of November 17, 2005. (6)
10.10	United Bancorp, Inc. 2008 Stock Incentive Plan (8)
10.11	United Bancorp, Inc. 2018 Stock Incentive Plan (10)
10.12	Form of Subordinated Note Purchase Agreement, dated May 14, 2019, by and among United Bancorp, Inc. and the Purchasers (12)
13	2025 Annual Report
19	Insider Trading Policies and Procedures (15)
21	Subsidiaries of the Registrant
23	Consent of Independent Registered Public Accounting Firms
31.1	Rule 13a-14(a) Certification – CEO
31.2	Rule 13a-14(a) Certification – CFO
32.1	Section 1350 Certification – CEO

32.2	Section 1350 Certification – CFO
97	Clawback Policy (13)
101	The following materials from United Bancorp, Inc. on Form 10-K for the year ended December 31, 2025, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Income and Comprehensive Income; (iii) the Consolidated Statements of Cash Flows and (iv) Notes to Consolidated Financial Statements, tagged as blocks of text.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

(1)   Incorporated by reference to Appendix B to the registrant's Definitive Proxy Statement filed with the Securities and Exchange Commission on March 14, 2001.

(2)   Incorporated by reference to Exhibit 3.2 to the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2016

(3)   Incorporated by reference to the registrant's 10-K filed with the Securities and Exchange Commission on March 27, 2003.

(4)   Incorporated by reference to Exhibit 4 to registrant's 10-K filed with the Securities and Exchange Commission on March 20, 2020.

(5)   Incorporated by reference to the registrant's 10-K filed with the Securities and Exchange Commission on March 29, 2004.

(6)   Incorporated by reference to the registrant's 10-K filed with the Securities and Exchanges Commission on March 30, 2006.

(7)   Not used.

(8)   Incorporated by reference to the registrant's 8-K filed with the Securities and Exchange Commission on April 22, 2008.

(9)   Incorporated by reference to Exhibit 10.10 to the registant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 19, 2014

(10) Incorporated by reference to Exhibit 10.1 to the registant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2018

(11) Incorporated by reference to Exhibit 4.1 to the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 14, 2019.

(12) Incorporated by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 14, 2019.

(13) Incorporated by reference to Exhibit 97 to the registant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 20, 2024

(14) Incorporated by reference to the registrant's 8-K filed with the Securities and Exchange Commision on May 19, 2014.

(15) Incorporated by reference to Exhibit 19 to the registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commision on March 14, 2025

United Bancorp Inc.
Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant) United Bancorp, Inc.

By: /s/ Scott A. Everson   March 18, 2026
     Scott A. Everson, Chairman, President & Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Scott A. Everson   March 18, 2026
     Scott A. Everson, Director, Chairman, President & Chief Executive Officer

By: /s/ Randall M. Greenwood   March 18, 2026
     Randall M. Greenwood, Senior Vice President & CFO

By: /s/ Gary W. Glessner   March 18, 2026
     Gary W. Glessner, Director

By: /s/ John M. Hoopingarner   March 18, 2026
     John M. Hoopingarner, Director

By: /s/ Bethany E. Schunn   March 18, 2026
     Bethany E. Schunn, Director

By: /s/ Brian M. Hendershot   March 18, 2026
     Brian M. Hendershot, Director

Exhibit 13







We Are **UNITED**...To Better Serve You!



ANNUAL REPORT

20
25

<u>**2026 Annual Report- Letter to Shareholders**</u>

As we reflect on another year, I am very pleased to report to you, our valued shareholders, on the increased earnings and, overall, solid performance that United Bancorp, Inc. (UBCP) achieved in 2025. For the year ended December 31, 2025, UBCP produced net income of $7,753,000 and diluted earnings per share of $1.34, which are respective increases of $351,000, or 4.7%, and $0.07, or 5.5%, over the levels achieved in 2024. Considering that, over the course of the past year, we undertook several transformative projects that added to our noninterest expense levels—such as: constructing and staffing our new Wheeling Banking Center; further developing and scaling out both our Unified Mortgage and Treasury Management Programs; investing in technology and digital transformation platforms; and acquiring and developing a property in St. Clairsville, Ohio that will become our Unified Center—we are very pleased with the present performance of our Company. With our dedicated focus on investing in infrastructure, product development, and delivery, we strongly believe that these current undertakings… which are dilutive to current financial performance… will provide a pathway to future growth and lead to increasingly higher performance for our Company over the course of the next twelve to twenty-four months, while helping us maintain our relevance for many years to come.

As we all know, with the high degree of uncertainty that permeated our national and global economies this past year, the economic environment in which we operated in 2025 posed challenges for all businesses. The tariffs announced earlier in the year under the guidance of the new administration—coupled with a perceived slowing of employment and lingering inflation—caused many to question the future direction of our economy and the impact it could have on businesses, including our Company. In addition—further adding to this uncertainty—our federal government experienced its longest shutdown in our country's history during the fourth quarter of 2025 after Congress failed to pass funding legislation to support its ongoing operation. Regardless of these challenges this past year, our Company responded in a positive fashion to this uncertainty by realizing an increase in net interest income of $1,660,000, or 6.7%, and by seeing its net interest margin increase by nineteen (19) basis points to 3.70% from 3.51%. Of note, on a year-over-year basis in the fourth quarter of 2025, the increase in net interest income accelerated above the year-to-date level by increasing by $544,000 or 8.6%. We remain optimistic that we can continue this current increasing and expansionary trend for both our total interest income and net interest margin as we enter 2026; especially, considering the Federal Open Market Committee (FOMC) loosened monetary policy with three rate cuts over the course of the final four months of 2025.

The primary driver of our growing level of net interest income and expanding net interest margin in 2025 was the continued growth of our balance sheet. On a year-over-year basis, total assets increased by $40.8 million, or 5.0%, to $857.4 million as of December 31, 2025. Throughout this past year, the significant areas of growth within our balance sheet that contributed to our higher level of net interest income and expanding net interest margin were: average loans increasing by $17.0 million, or 3.5%, to $497.9 million; an increased investment in bank owned life insurance (BOLI) during the fourth quarter of $17.5 million (with an average yield of 6.03%); and average cash and due from the Federal Reserve Bank increasing by $6.7 million, or 17.5%, to $45.1 million. In addition, during 2025 we executed on swap strategies within our municipal securities portfolio—selling $30.2 million of municipal securities with an average taxable equivalent yield (TEY) of approximately 4.54% and reinvesting a like amount in new municipal securities with an average TEY of approximately 5.93%. This strategy increased our yield on these securities by approximately 1.39%, producing an additional $419,000 in annualized interest income, and also resulted in a $137,000 gain on sale of securities. We believe these actions were prudent, opportunistic, and aligned with our overall objective of enhancing future earnings capacity—especially if the FOMC continues to lower short-term rates as it did over the final four months of 2025. Interestingly, a significant portion of the municipal securities that we hold have extended call protection, which should benefit our Company in a falling rate environment. Also, we continue to see the average yield of our overall loan portfolio increase as many loans originated in the zero-interest rate environment of 2020 and 2021 continue to reprice in the more normalized and higher interest rate environment in which we operated in 2025. We believe that we will continue to experience this phenomenal situation in 2026.

On the funding side of the balance sheet, our Company's total deposits increased by $27.9 million, or 4.5%, to $641.4 million this past year, ending December 31, 2025. Importantly, this growth was well balanced between growth in our lower-cost demand and savings balances and growth in time deposits. Demand and savings balances increased by $13.8 million to a level of $459.6 million, representing seventy-two percent (72%) of total deposits, while time balances increased by $14.0 million to $181.7 million. Although our total interest expense increased by $308,000, or 2.1%, this past year, we were encouraged to see that, on a year-over-year basis in the fourth quarter, our total interest expense declined by $22,000, or 0.60%—the first quarterly decline we have seen since the FOMC began tightening monetary policy in March of 2022. We anticipate this favorable trend will continue into 2026, which should further contribute to net interest income expansion and margin accretion.

In 2025, even with borrowers experiencing rate resets to levels that may be double their previous rates in the higher-rate environment in which we operated—and with economic uncertainty continuing—we successfully maintained credit-related strength and stability within our loan portfolio. At year-end 2025, total nonaccrual loans were $2.3 million, which is 0.46% of gross loans. Also, at year-end, nonperforming assets (nonaccrual loans and OREO) to total assets were 0.56%, which continues to compare favorably to our peer group and remains well below historic levels. Further highlighting the strength of our loan portfolio, our Company had net loans charged off (excluding overdrafts) of ($282,000) for 2025, which annualized is (0.06%) of average loans and is in-line with the previous year. In response to economic uncertainty, macroeconomic trends, and loan growth, our Company recorded a provision for credit loss expense of $674,000, an increase of $375,000 year-over-year. With these factors considered, UBCP ended 2025 with an allowance for credit losses to total loans of 0.87% (a five (5) basis point increase from the previous year), and allowance coverage of 188% of nonaccrual loans. Overall, we believe that we remain well reserved with strong coverage and--- as always and going forward--- we will continue to prudently manage credit risk. In addition, our Company remains very well capitalized by regulatory standards with regulatory capital (stockholders' equity plus accumulated other comprehensive loss (AOCI)) of $75.9 million, or 8.9% of average assets, at year-end.

This past year, we continued to execute on our strategic vision of prudently growing our Company, investing in the infrastructure necessary to support that growth, and remaining relevant in an increasingly competitive and rapidly changing industry. Several major initiatives and "news worthy" milestones from 2025 are important to highlight:

- **Wheeling Banking Center – Grand Opening (December 9, 2025):** We were excited to open our modern regional banking facility in the desirable market of Wheeling, West Virginia. Even prior to the official opening, we began to see measurable growth driven by the business development team that was already in place in anticipation of launch. We firmly believe that within five years, this new banking center will be a top performer for UBCP.

- **Unified Mortgage – Continued Scaling and Fee Income Growth:** Over the last two years—and more fully developed over the course of 2025 with the hiring of additional production staff—our Unified Mortgage Division continued to contribute meaningfully to fee income. As we scale this function further and with the positive operating leverage that presently exists within this division, we strongly believe that it will continue to produce increasingly positive results and become more lucrative for our Company.

- **Treasury Management – Relationship Deepening and Deposit Generation:** We continued investing in Treasury Management capabilities that help our small business customers with cash management, merchant services, and payments. This function not only generates fee income; but is also a key driver of low or no-cost deposits and strengthens relationship depth with our commercial customers.

- **Technology, Digital Transformation, and Omni-Channel Delivery:** We made a tremendous investment in technology in 2025 to meet changing customer needs and to attract new customers to our Company. Importantly, we also began implementing an artificial intelligence (AI) solution designed to better serve customers by answering inquiries more effectively, guiding customers to the best financial solutions, and supporting more modern, customer-centric delivery.

- **Unified Center – St. Clairsville, Ohio:** We acquired and began developing a property that will become the Unified Center, which will house our Accounting, Information Technology, and Customer Sales and Service functions. This initiative will help centralize and elevate customer support with highly skilled team members capable of delivering a more complete and satisfying "Unified Experience." This center will also include a sales-oriented function—supported by our AI solution—that routes inbound inquiries from any channel to skilled professionals to improve onboarding, cross-selling, and relationship expansion. The renovation of the Unified Center is expected to be completed by mid-2026, with the customer-centric support solutions rollout by year-end.

As always, our primary focus is protecting the investment of our shareholders and rewarding them in a balanced fashion by growing their value and paying an attractive cash dividend. In this area, our shareholders were once again nicely rewarded in 2025. This past year, we paid both our regular quarterly cash dividends and a special dividend to our valued shareholders. Our regular cash dividends increased by $0.04 from the previous year to $0.7450, an increase of 5.7%. The special cash dividend paid in the first quarter of 2025 was $0.175, an increase of $0.025, or 16.7%, over the previous year. Overall, in the year-ended December 31, 2025, UBCP paid total cash dividends of $0.92 per share, a year-over-year increase of $0.065, or 7.6%, producing a near-industry leading total dividend yield of 6.4% (based on year-end fair market value of $14.35). On a year-over-year basis, the fair market value of our Company's stock increased by $1.35, or 10.4%, and our market price to tangible book value was 121%, which compares favorably to industry standards.

Considering that the uncertainty within our economy remained elevated and that we continued to operate in a challenging and highly competitive industry environment in 2025, we were very pleased with the performance of our Company this past year-– and, continue to be extremely optimistic about the future prospects for UBCP. In 2025, we were happy to see the growth trends achieved in both deposits and earning assets, and were pleased with the on-going quality of our credit metrics, which remained relatively stable and low by historic standards. With the stronger demand for our loan products that we are currently experiencing—especially in the relationship-driven, small business oriented commercial portfolio, which accounts for approximately eighty-one percent (81%) of total loans—we can continue our focus on attracting deposits to fund this increased loan demand and support our ongoing goal of growing total assets to $1.0 billion or greater in the near term. We are truly excited about our Company's direction and the potential that it brings. With an unwavering focus on continual process improvement, product development and enhanced delivery, we firmly believe the future for UBCP is very bright.

UBCP is truly blessed to have a "Unified and United" team, management, board of directors, and shareholder group. As a successful financial services company, we truly appreciate everyone's continued support… **Together, We Will Accomplish More!**

Scott A. Everson
Chairman, President & Chief Executive Officer
United Bancorp, Inc. (UBCP)

DIVIDEND AND STOCK HISTORY

	Cash Dividends Declared [1]	Special Cash Dividends and Stock Dividends	Distribution Date of Dividends and Exchanges
1983	$ 0.05	—	—
1984	$ 0.06	4 for 1 Exchange [2]	January 2, 1984
1985	$ 0.07	—	—
1986	$ 0.09	—	—
1987	$ 0.09	50% Stock Dividend	October 2, 1987
1988	$ 0.10	—	—
1989	$ 0.10	—	—
1990	$ 0.11	—	—
1991	$ 0.12	—	—
1992	$ 0.12	100% Stock Dividend	September 10, 1992
1993	$ 0.12	100% Stock Dividend	November 30, 1993
1994	$ 0.13	10% Stock Dividend	September 9, 1994
1995	$ 0.19	—	—
1996	$ 0.20	10% Stock Dividend	June 20, 1996
1997	$ 0.23	10% Stock Dividend	September 19, 1997
1998	$ 0.26	5% Stock Dividend	December 18, 1998
1999	$ 0.30	5% Stock Dividend	December 20, 1999
2000	$ 0.31	5% Stock Dividend	December 20, 2000
2001	$ 0.32	5% Stock Dividend	December 20, 2001
2002	$ 0.33	5% Stock Dividend	December 20, 2002
2003	$ 0.35	10% Stock Dividend	December 19, 2003
2004	$ 0.39	10% Stock Dividend	December 20, 2004
2005	$ 0.43	10% Stock Dividend	December 20, 2005
2006	$ 0.48	10% Stock Dividend	December 20, 2006
2007	$ 0.52	—	—
2008	$ 0.54	—	—
2009	$ 0.56	—	—
2010	$ 0.56	—	—
2011	$ 0.56	—	—
2012	$ 0.42	—	—
2013	$ 0.29	—	—
2014	$ 0.33	—	—
2015	$ 0.37	5¢ Per Share Special Dividend	December 29, 2016
2016	$ 0.42	5¢ Per Share Special Dividend	December 29, 2017
2017	$ 0.46	5¢ Per Share Special Dividend	December 29, 2018
2018	$ 0.52	5¢ Per Share Special Dividend	December 28, 2019
2019	$ 0.545	—	—
2020	$ 0.57	—	—
2021	$ 0.685	10¢ Per Share Special Dividend	March 19, 2021
2022	$ 0.775	15¢ Per Share Special Dividend	March 18, 2022
2023	$ 0.815	15¢ Per Share Special Dividend	March 20, 2023
2024	$ 0.855	15¢ Per Share Special Dividend	March 20, 2024
2025	$ 0.92	17.5¢ Per Share Special Dividend	March 20, 2025

(1) Adjusted for stock dividends and exchanges.

(2) Formation of United Bancorp, Inc. (UBCP). Unified Bank (formerly The Citizen's Saving Bank) shareholders received 4 shares of UBCP stock in exchange for 1 share of bank stock.

2026 ANTICIPATED DIVIDEND PAYABLE DATES

- ♦ **First Quarter**
  March 20, 2026

___

- ♦ **Second Quarter***
  June 19, 2026

___

- ♦ **Third Quarter***
  September 18, 2026

___

- ♦ **Fourth Quarter***
  December 18, 2026

___

* Subject to action by Board of Directors



Index	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24	12/31/25
United Bancorp, Inc.	100.00	132.06	122.33	113.82	123.35	145.46
NASDAQ Composite Index	100.00	122.18	82.43	119.22	154.48	187.14
S&P U.S. BMI Banks Index	100.00	135.97	112.77	123.35	164.70	211.47
S&P U.S. SmallCap Banks Index	100.00	139.21	122.74	123.35	145.82	160.37
S&P U.S. BMI Banks - Midwest Region Index	100.00	132.12	114.02	116.40	142.02	159.02
Dow Jones Index	100.00	120.95	112.65	130.87	150.49	172.95

Directors


Erin S. Ball


Jonathan C. Clark


Scott A. Everson


Gary W. Glessner


Brian M. Hendershot


John R. Herzig


John M. Hoopingarner


Bethany E. Schunn

Directors and Officers

DIRECTORS OF UNITED BANCORP, INC.

Scott A. Everson[1]   Chairman, President & Chief Executive Officer, United Bancorp, Inc.
                                                      Chairman, President & Chief Executive Officer, Unified Bank, Martins Ferry, Ohio

Gary W. Glessner[1,2,3,4,✦]   CPA & CGMA, Managing Member, Glessner & Associates, PLLC;
                                                      Glessner Wharton Andrews Insurance, LLC; Tiffany's, LLC; GWA Realty, LLC,
                                                      GW Rentals, LLC; Trustee, Windmill Truckers Center, Inc., Red Stripe & Associates, LLC,
                                                      Glessner Enterprises, Inc.

Brian M. Hendershot [2]   President, Ohio-West Virginia Excavating, Shadyside, Ohio

John M. Hoopingarner, Esq.[1,2,3,4]   Of Counsel, McMahon, DeGulis LLP, Columbus, Cleveland & Cincinnati, Ohio

Bethany E. Schunn[2]   Plant Manager, Cardinal Operating Company, Brilliant, Ohio

James W. Everson   Chairman Emeritus 1969 - 2018

OFFICERS OF UNITED BANCORP, INC.

Scott A. Everson   Chairman, President, & Chief Executive Officer
Matthew F. Branstetter   Senior Vice President, Chief Operating Officer
Randall M. Greenwood   Senior Vice President, Chief Financial Officer, & Treasurer
Erika R. Ault   Corporate Secretary

DIRECTORS OF UNIFIED BANK

Erin S. Ball   Vice President, Carenbauer Distributing Corporation, Wheeling, West Virginia

Jonathan C. Clark, Esq   Attorney at Law, Lancaster, Ohio

Scott A. Everson[1]   Chairman, President & Chief Executive Officer, United Bancorp, Inc.
                                                      Chairman, President & Chief Executive Officer, Unified Bank, Martins Ferry, Ohio

Gary W. Glessner[1,2,✦]   CPA & CGMA, Managing Member, Glessner & Associates, PLLC;
                                                      Glessner Wharton Andrews Insurance, LLC; Tiffany's, LLC; GWA Realty, LLC,
                                                      GW Rentals, LLC; Trustee, Windmill Truckers Center, Inc.

Brian M. Hendershot[1,2]   President, Ohio-West Virginia Excavating, Shadyside, Ohio

John R. Herzig   President, Toland-Herzig Funeral Homes & Crematory, Strasburg and Dover, Ohio

John M. Hoopingarner, Esq.[1,2]   Of Counsel, McMahon, DeGulis LLP, Columbus, Cleveland and Cincinnati, Ohio

Bethany E. Schunn[2]   Plant Manager, Cardinal Operating Company, Brilliant, Ohio

James W. Everson   Chairman Emeritus 1969 - 2018

1 = Executive Committee 2 = Audit Committee 3 = Compensation Committee
4 = Nominating and Governance Committee ✦ = Lead Director

Bank Past Presidents & Directors

The journey to becoming the institution we are today began in Martins Ferry, Ohio in 1902. Originally founded as The German Savings Bank and renamed to The Citizens Savings Bank in 1918, the last 123 years have seen growth and change that would have been unimaginable at its' founding. The bank has grown through sound management, the addition of new offices and the acquisition of others. With the name change from The Citizens Savings Bank to Unified Bank in 2019, it has and will continue to move forward.

The growth and success of the bank has been attributed to the association of many dedicated individuals.

PAST PRESIDENTS
Edward E. McCombs, 1902-1936
John E. Reynolds, 1936 – 1940
Harold H. Riethmiller, 1940 – 1973
James W. Everson, 1973 – 2002

Past Board of Directors

Edward E. McCombs, 1902-1936*
John E. Reynolds, 1902-1940
Dr. Joseph W. Darrah, 1902-1937
J.A. Crossley, 1902-1903
William M. Lupton, 1902-1902
F.K. Dixon, 1902-1909
Dr. R.H. Wilson, 1902-1905
Chris A. Heil, 1903-1909
David Coss, 1904-1938
L.L. Scheele, 1905-1917
A.T. Selby, 1906-1954
H.H. Rothermund, 1907-1912
Dr. J.G. Parr, 1912-1930
T.E. Pugh, 1920-1953
J.J. Weiskircher, 1925-1942
David H. James, 1925-1963
Dr. C.B. Messerly, 1931-1957
H.H. Riethmiller, 1936-1980*
E.M. Nickles, 1938-1968
L.A. Darrah, 1939-1962
R.L. Heslop, 1941-1983
Joseph E. Weiskircher, 1943-1975
Edward M. Selby, 1953-1976
David W. Thompson, 1954-1966
Dr. Charles D. Messerly, 1957-1987

James M. Blackford, 1962-1968
John H. Morgan, 1967-1976
Emil F. Snyder, 1968-1975
James H. Cook, 1976-1986
Paul Ochsenbein, 1978-1991
David W. Totterdale, 1981-1995
Albert W. Lash, 1975-1996
Premo R. Funari, 1976-1997
Donald A. Davison, 1963-1997*
Harold W. Price, 1999-1999
John H. Clark, Jr., 1976-2001
Dwain R. Hicks, 1999-2002
Michael A. Ley, 1999-2000
Michael J. Arciello, 1992-2009
Leon F. Favede, O.D., 1981-2012
Herman E. Borkoski, 1987-2012
James W. Everson, 1969-2014*
Robin L. Rhodes, 2007-2015
Andrew C. Phillips, 2007-2015
Errol C. Sambuco, 1996-2015
Samuel J. Jones, 2007-2015
Matthew C. Thomas, 1988-2016
Terry A. McGhee, 2001-2017
Carl A Novak, D.D.S., 2018-2022
Richard L. Riesbeck, 1984-2024*

* Past Chairman

United Bancorp, Inc.'s (the Company) common stock trades on *The Nasdaq Capital Market* tier of The Nasdaq Stock Market under the symbol UBCP, CUSIP #909911109. At year-end 2025, there were 5,756,852 shares issued, held among approximately 3,000 shareholders of record and in street name. The following table sets forth the quarterly high and low closing prices of the Company's common stock from January 1, 2025 to December 31, 2025 compared to the same periods in 2024 as reported by the NASDAQ.

	2025				2024			
	31-Mar	**30-Jun**	**30-Sep**	**31-Dec**	**31-Mar**	**30-Jun**	**30-Sep**	**31-Dec**
Market Price Range								
High ($)	$ 14.03	14.50	14.99	14.79	$ 15.00	14.86	13.02	14.65
Low ($)	$ 12.41	12.41	13.00	12.55	$ 11.51	11.41	11.40	12.30
Cash Dividends								
Quarter ($)	$ 0.3575	0.1850	0.1875	0.1900	$ 0.3225	0.1750	0.1775	0.1800
Cumulative ($)	$ 0.3575	0.5425	0.7300	0.9200	$ 0.3225	0.4975	0.6750	0.8550

Investor Relations:

A copy of the Company's Annual Report on form 10-K as filed with the SEC, will be furnished free of charge upon written or E-mail request to:

Randall M. Greenwood, CFO
United Bancorp, Inc.
201 South 4th Street
PO Box 10
Martins Ferry, OH 43935
or
cfo@unitedbancorp.com

Dividend Reinvestment and Stock Purchase Plan:

Shareholders may elect to reinvest their dividends in additional shares of United Bancorp, Inc.'s common stock through the Company's Dividend Reinvestment Plan. Shareholders may also invest optional cash payments of up to $5,000 per month in our common stock at market price. To arrange automatic purchase of shares with quarterly dividend proceeds, please contact:

Equiniti Trust Company, LLC
Attn: OnBase
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120
Phone (US Shareholders):
+1 (800) 937-5449
Phone (Non-US Shareholders):
+1 (718) 921-8124

Annual Meeting:

The Annual Meeting of Shareholders will be held at 2:00 p.m., April 22, 2026 at the Corporate Offices in Martins Ferry, Ohio.

Internet:

Please look us up at http//:www.unitedbancorp.com

Independent Auditors:

S.R. Snodgrass, P.C.
2009 Mackenzie Way, Suite 340
Cranberry Township, PA 16066
(724) 934 0344

Corporate Offices:

Unified Bank Building
201 South 4th Street, Martins Ferry, Ohio 43935
Erika R. Ault
Corporate Secretary
(888) 275-5566 (EXT 6113)
(740) 633-0445 (EXT 6113)
(740) 633-1448 (FAX)

Transfer Agent and Registrar:

For transfers and general correspondence, please contact:

Equiniti Trust Company, LLC
Attn: OnBase
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120
Phone (US Shareholders): +1 (800) 937-5449
Phone (Non-US Shareholders): +1 (718) 921-8124

Stock Trading:

Raymond James
222 South Riverside Plaza
7th Floor
Chicago, Illinois 60606
Anthony LanFranco
312-655-2961

Piper | Sandler
Jonathan Rook
1 Greewich Plz
Greewich, CT 06830-6352
212-466-8036

Management's Discussion and Analysis

In the following pages, management presents an analysis of United Bancorp, Inc.'s financial condition and results of operations as of and for the year ended December 31, 2025 as compared to prior years. This discussion is designed to provide shareholders with a more comprehensive review of the operating results and financial position than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the Consolidated Financial Statements and related footnotes and the selected financial data included elsewhere in this report.

When used in this discussion or future filings by the Company with the Securities and Exchange Commission, or other public or shareholder communications, or in oral statements made with approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

The Company is not aware of any trends, events or uncertainties that will have or are reasonably likely to have a material effect on its liquidity, capital resources or operations except as discussed herein. The Company is not aware of any current recommendations by regulatory authorities that would have such effect if implemented.

The Company does not undertake, and specifically disclaims, any obligation to publicly release any revisions that may be made to any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

**Financial Condition**

Overview

United Bancorp, Inc. (NASDAQ: UBCP) reported diluted earnings per share of $0.35 and net income of $2,035,000 for the three months ended December 31, 2025. For the year ended December 31, 2025, UBCP reported diluted earnings per share of $1.34 and net income of $7,753,000.

We are very pleased to report on the increased earnings for the fourth quarter ended December 31, 2025 and, also, the increased earnings and, overall, solid performance achieved by United Bancorp, Inc. (UBCP) for the year 2025. For the quarter, our Company produced net income and diluted earnings per share of $2,035,000 and $0.35, which are respective increases of $185,000, or 10.0%, and $0.04, or 12.9%, over the results achieved for each metric in the fourth quarter of the previous year. In addition, and on a linked-quarter basis, our Company's net income and diluted earnings per share results also respectively increased by $104,000, or 5.4%, and $0.01 or 2.9%. For the twelve months ended December 31, 2025, UBCP produced net income of $7,753,000, an increase of $351,000, or 4.7%, and diluted earnings per share of $1.34, which is an increase of $0.07, or 5.5%, over the levels achieved the previous year. Considering, over the course of the past year, we have undertaken several transformative projects that have added to our noninterest expense levels, such as: the constructing and staffing of our new Wheeling Banking Center, further developing and scaling out of both our Unified Mortgage and our Treasury Management Programs, investing in new technology and digital transformation platforms and acquiring and developing a property in St. Clairsville, Ohio that will become our Unified Center which will house our Accounting, Information Technology and Customer Sales and Service Functions--- we are very happy with the present performance of our Company. With our unwavering focus on growing our Company through investing in its infrastructure, product development and delivery, we strongly believe that these current undertakings… which are dilutive to current financial performance… will provide a pathway to future growth and lead to increasingly higher performance for our Company over the course of the next twelve to twenty-four months, and help us to maintain our overall relevance for many years to come.



As we all know, the economic environment in which we are operating is posing challenges for all businesses with the present high degree of uncertainty that permeates our national and world economies as a result of the tariffs that were announced earlier this year under the guidance of the new administration. This new trade policy coupled with a perceived slowing of employment and lingering inflation has led many of us to question the future direction of our economy and what impact it will have on the businesses that operate therein, including our Company. Even though we have dealt with changing and somewhat volatile fiscal and monetary policy over the course of the past couple of years, this new economic reality relating to trade policy has only been cast upon us over the course of this past year and the uncertainty relating thereto is still high. In addition, and, to further add to the uncertainty that permeates our present economy our federal government had its longest shutdown in our country's history during the fourth quarter of this year after Congress failed to pass funding legislation to support its ongoing operation. Regardless of these challenges in 2025, our Company responded in a positive fashion to this continuing economic uncertainty by realizing an increase in its net interest income of $1,659,000, or 6.7%, and seeing its net interest margin increase by nineteen (19) basis points to 3.70% from 3.51%. Of note and evidencing an expansionary trend, on a year-over-year basis for the most recently ended quarter the increase in our Company's net interest income accelerated above the year-to-date level by increasing by $544,000, or 8.6%. We are optimistic that we can continue this current increasing and expansionary trend for both our total interest income and net interest margin as we enter 2026; especially, as the Federal Open Market Committee (FOMC) loosened its monetary policy with three rate cuts over the course of the final four months of the most recently ended year.



The primary driver of our Company's growing level of net interest income and expanding net interest margin is the growth trend we have experienced this year in our total assets, which increased on a year-over-year basis by $40.8 million, or 5.0%, to a level of $857.4 million as of December 31, 2025. This growth in total assets is primarily attributed to average loans increasing by $17.0 million, or 3.5%, to a level of $497.9 million; an increased investment in bank owned life insurance during the fourth quarter of $17.5 million (which has an average yield of 6.03%); and, average cash and due from the Federal Reserve Bank increasing by $6.7 million, or 17.5%, to a level of $45.1 million as of the most recently ended year. In addition, throughout this past year we took advantage of heightened yield opportunities presented by the market by executing on a couple of swap-strategies in our municipal securities portfolio. These strategies involved selling $30.2 million in municipal securities with an average taxable equivalent-yield (TEY) of approximately 4.54% and reinvesting a like amount in new municipal securities with an average TEY of approximately 5.93%, an increase of 1.39% which produces an additional $419,000 in additional interest income on an annualized basis. As an added bonus in executing these aforementioned swap-strategies, our Company was able to realize a gain on sale of these securities of $137,000. This higher level of assets added to our balance sheet over the course of 2025 should continue to help boost the level of interest income that we generate in future periods and further contribute to the corresponding expansion of both our net interest income and net interest margin especially, if the Federal Open Market Committee (FOMC) continues to lower short term rates as they did over the final four months of 2025. Interestingly, a significant portion of the municipal securities that we hold in our investment portfolio have extended call protection, which should benefit our Company in a falling rate environment. Also, of interest, we continue to see the average yield of our overall loan portfolio increase as many of our loans originated in the zero interest rate-environment of 2020 and 2021 are now repricing in the current interest rate environment; wherein, current loan rates are considerably higher than the initial rates at which these loans were originated. With our present liquidity level at the Federal Reserve and the growth-trend in our core deposits, we will have a sharp focus on continuing to grow our loans outstanding as we enter the year 2026. This anticipated growth in our Company's gross loans, along with the continued repricing of our loan portfolio, should positively contribute to the aforementioned projection of higher levels of net interest income being realized as we enter the new year.



Looking at the interest expense side of the net interest margin, our Company's total interest expense did increase for the year ended December 31, 2025 by $308,000 or 2.1%. But, of note, comparing the fourth quarter of 2025 to the previous year, during the quarter our Company's total interest expense declined by $22,000 or 0.60%... the first decline that we have seen in our interest expense levels since the Federal Open Market Committee (FOMC) started tightening monetary policy in March of 2022. It is anticipated that this current trend will continue into the coming year. Overall, the modest increase in total interest expense for UBCP over the course of 2025 was primarily driven by an increase in our total deposits of $27.9 million, or 4.5%, to a level of $641.4 million. This growth in our Company's total deposits was evenly split between growth in our lower-cost demand and savings balances of $13.8 million, to a level of $459.6 million which is seventy-two (72) percent of total deposits and higher-cost time balances of $14.0 million, to a level of $181.7 million. Year-over-year as of December 31, 2025, our interest expense to average assets decreased by one (1) basis point to a level of 1.77%. In the present environment in which we operate and as we experienced in the most recently ended-quarter, we do anticipate that we will continue to see a decline in our total interest expense levels as we enter the year 2026, which should further contribute to net interest income expansion and margin accretion.

Even with many of our borrowers experiencing rate resets to levels that may be double their previous rates on their loans in this current higher-rate environment and with the economic uncertainty that continues, we have successfully maintained credit-related strength and stability within our loan portfolio. As of December 31, 2025, our Company's total nonaccrual loans were $2.3 million, which is 0.46% of gross loans. At year-end, our Company's nonperforming assets (consisting of nonaccrual loans and OREO) to total assets was 0.56%, which compares favorably to our industry and peer group of financial institutions. In addition, these reported levels continue to be well-below historic levels. Further highlighting the overall strength of our loan portfolio, our Company had net loans charged off (excluding overdrafts) of ($282,000) for 2025, which annualized is (0.06%) of average loans and is in-line with the previous year. Considering some of the economic uncertainty and macroeconomic trends in the current year along with the growth in our gross loans--- our Company had a provision for credit loss expense this past year of $674,000, which is an increase of $375,000 year-over-year. This increase in our provision for credit loss expense led to a decrease in our Company's diluted earnings per share of approximately ($0.054) in 2025. Even considering our growing gross loan totals with the increased provision for credit losses this year and continued solid credit quality-related metrics as of the most recently ended quarter our Company had a total allowance for credit losses to total loans of 0.87%, which is a five (5) basis point increase over the previous year, and our total allowance for credit losses to nonaccrual loans was 188% as of December 31, 2025. Overall, we firmly believe that we are presently well reserved with strong coverage. Also, our Company remains very well capitalized by regulatory standards with regulatory capital (stockholders' equity plus accumulated other comprehensive loss (AOCI)) of $75.9 million, or 8.9% of average assets, at the end of this past year.

Considering that the uncertainty within our economy remains elevated due to the new trade policy implemented by our current administration this past year and concerns relating to both the inflation and employment picture at present --- our Company performed in an admirable fashion in 2025. We were happy to see the growth trends that we achieved over the course of the year in both our total deposits and earning assets and are pleased with the current quality of the credit related metrics of our loan portfolio that remain relatively stable and low by historic standards. With the stronger demand for our loan products that we are currently experiencing--- especially, in the relationship-driven, small-business oriented commercial portfolio, which accounts for approximately eighty percent (81%) of our total loans-–– we can continue our focus of attracting more deposits to fund this increased loan demand, which will help our Company's positive pursuit of achieving its goal of growing total assets to a level of $1.0 billion or greater! As we invest in the infrastructure of our Company, we have a lot of positive operating leverage and scale is definitely our friend. We anticipate that this envisioned growth of our Company's balance sheet should lead to increasing revenue generation and profitability in 2026.

Under our Company's guiding principles and vision, United Bancorp, Inc. (UBCP) has had a goal to grow its asset-base to a level of $1.0 billion (and, beyond) for the past several years. With all of the economic uncertainty and challenges within the past few years with which we have been confronted, our Company adopted a more defensive posture… which sacrificed growth for the sake of maintaining sound performance with a more conservative balance sheet management approach. Beginning in 2024, we began to adopt a more offensive-oriented posture with a focus, once again, on driving the growth of the balance sheet of our Company, which we believe will lead to higher levels of earnings and profitability and ensure our long-term relevance. Several new initiatives which we have previously announced-– and, which we have either already begun or are in the process of implementing-– are key to driving this envisioned growth. A major initiative that our Company undertook was the development and construction of a new regional banking center in the desirable market of Wheeling, West Virginia. We were excited to finally open this modern banking facility and held our grand opening on December 9, 2025… introducing the Unified Way directly to the Wheeling-market. Even prior to the "official" opening of this new banking center, some of the recent growth within our loan and depository portfolios was directly attributed to this office through the efforts of the business development team that we already had in place for this location in anticipation of its opening. We firmly believe that within five years, this new banking center will be a top performer for UBCP! Another exciting initiative that we established within the last two years-– and more fully developed over the course of the past year by hiring more production staff-– is our Unified Mortgage Division. Once again, last year, this newer division helped our Company produce higher levels of fee income and, as we continue to scale this function more fully, we believe it will only become more lucrative for us. We have also become more focused on developing our Treasury Management function, which focusses on helping our small business customers with cash management, merchant services and payments. Not only does this developing department within our Company help generate higher levels of fee income, it also is key to helping us grow our no or low-cost deposit base… both of which lead to increased profitability. Also, over the course of the past year, UBCP has made a tremendous investment in the area of technology as we focus on digital transformation and omni-channel delivery, which will ensure that we meet the changing needs of our customer base and attract new customers to our Company. We are also in the process of implementing an artificial intelligence (AI) solution, which will help us better serve our customers by more effectively and efficiently responding to and answering customer inquiries on their terms and guiding them to the best financial solutions that better meet their current and changing needs. Lastly, we acquired a property in St. Clairsville, Ohio, which will be known as the Unified Center, that will house the Accounting, Technology and Customer Support functions of our Company. As UBCP has grown and evolved over the course of the past several years (and, as we continue to do so), we have had a need for a facility such as this. We are most excited about the Customer Support function that we are developing at the Unified Center, which will centralize the service function of our Company with team members that are highly skilled and more capable of providing a complete and satisfying "Unified Experience" to our valued customers. In addition, it will have a sales-oriented function, which is anticipated to lead to additional business for our Company (with the help of our AI-solution) by routing inbound inquiries from any banking channel to skilled sales professionals. This process will focus on the attraction and expansion of relationships through more effective on-boarding and cross-selling practices, which will lead to the sale of additional products and services to both our existing and newly prospected customers through this much more efficient and effective delivery channel. The renovation of the Unified Center should be completed by the end of the first quarter of 2026 and we will be ready to begin launching our new and exciting customer-centric solutions later on in this new year.

As always, our primary focus is protecting the investment of our shareholders in our Company and rewarding them in a balanced fashion by growing their value and paying an attractive cash dividend. In these areas, our shareholders have been nicely rewarded. In 2025, we, once again, paid both our regular cash dividends and a special dividend to our valued shareholders. With these payouts, the regular cash dividends this past year increased by $0.04 from the previous year to a level of $0.7450, an increase of 5.7%. The special cash dividend paid out in the first quarter of 2025 was $0.175, which was an increase of $0.025, or 16.7%, over the payout the previous year. Overall, in the year-ended December 31, 2025, United Bancorp, Inc. (UBCP) paid total cash dividends to its shareholders in the amount of $0.92, a year-over-year increase of $0.065, or 7.6%, which produces a near-industry leading total dividend yield of 6.4%. This total dividend yield is based on our total cash dividends paid in 2025 divided by our year-end fair market value of $14.35. On a year-over-year basis, the fair market value of our Company's stock favorably increased by $1.35, or 10.4%, and our market price to tangible book value was 121%, which compares favorably to current industry standards.

Considering that we continue to operate in a challenging economic and a highly competitive industry-related environment, we are very pleased with the current performance of and future prospects for our Company. Even with these challenges, we are very optimistic about the future growth and earnings potential for United Bancorp, Inc. (UBCP). Over the course of the past few years, our Company has become a more fundamentally sound organization with a focus on evolving and growing in order to achieve greater efficiencies and scales and generate higher levels of revenue–- while prudently managing expenses and controlling overall costs. We have and continue to invest in areas that will lead to our continued and future relevancy within our industry. Although such initiatives can stress the short-term performance of our Company, we firmly believe that they will help us fulfill our intermediate and longer-term goals and produce above industry earnings and performance. As previously mentioned, we still have a vision of prudently and profitably growing UBCP to an asset threshold of $1.0 billion, or greater, in the near term. We are truly excited about our Company's direction and the potential that it brings.

Earning Assets - Loans

The Company's gross loans totaled $491.6 million at December 31, 2025, as compared to $491.0 million at December 31, 2024. Average loans totaled $497.9 million for 2025, representing a 3.54% increase compared to average loans of $480.8 million for 2024.

The Company's commercial and commercial real estate loan portfolio represents 80.4% of the total portfolio at December 31, 2025 compared to 79.5% at December 31, 2024. The Company's commercial and commercial real estate loans increased approximately $4.6 million from December 31, 2024 to December 31, 2025. We utilize all the SBA, Ohio Department of Development and State of Ohio loan programs as well as local revolving loan funds to best fit the needs of our customers.

The Company's installment lending portfolio represented 1.4% of the total portfolio at December 31, 2025, compared to 1.8% at December 31, 2024. Competition for installment loans principally comes from the captive finance companies offering low to zero percent financing for extended terms. The Company's residential real estate portfolio represents 18.2% of the total portfolio at December 31, 2025, compared to 18.7% at December 31, 2024. Residential real estate loans are comprised of 1-, 3-, and 5-year adjustable-rate mortgages and 15-year fixed rate loans used to finance 1-4 family units.



The Company also offers fixed-rate real estate loans through our Secondary Market Real Estate Mortgage Program. Once these fixed-rate loans are originated and immediately sold without recourse in what is referred to as the secondary market, the Company does not assume credit risk or interest rate risk in this portfolio. This arrangement is quite common in banks and saves our customers from looking elsewhere for their home financing needs.

The Company did recognize a gain on the sale of secondary market loans of $501,000 in 2025 and a gain of $482,000 in 2024.

The allowance for credit losses totaled $4.3 million at December 31, 2025, which represented 0.87% of total loans. The allowance for credit losses at December 31, 2024, was $4.0 million or 0.82% of total loans. The allowance represents the amount which management and the Board of Directors estimates is adequate to provide for probable losses inherent in the loan portfolio. The allowance balance and the provision charged to expense are reviewed by management and the Board of Directors monthly using a risk evaluation model that considers borrowers' past due experience, economic conditions and various other circumstances that are subject to change over time. Management believes the current balance of the allowance for credit losses is adequate to absorb estimated credit losses associated with the loan portfolio. Net loan charge offs (exclusive of overdrafts net charge-offs of $107,000) for the year ended December 31, 2025 were approximately $282,000. Net loans charged off (exclusive of overdrafts net charge-offs $116,000) was 204,000 for the year ended December 31, 2024.

The Company generally recognizes interest income on the accrual basis, except for certain loans which are placed on non-accrual status, when in the opinion of management; doubt exists as to collection on the loan. The Company's policy is to generally place loans greater than 90 days past due on non-accrual status unless the loan is both well secured and in the process of collection. When a loan is placed on non-accrual status, interest income may be recognized on a cash basis as payment is received if the loan is well secured. If the loan is not deemed well secured, payments are credited to principal.

Management and the Board of Directors believe the current balance of the allowance for credit losses is sufficient to cover probable incurred losses. Refer to the Provision for Credit Losses section for further discussion on the Company's credit quality.

Earning Assets – Securities and Federal Funds Sold

The securities portfolio is comprised of U.S. Government agency-backed securities, tax-exempt obligations of state and political subdivisions and certain other investments. Securities available for sale at December 31, 2025 decreased approximately $6.4 million from December 31, 2024 totals.

Sources of Funds – Deposits

The Company's primary source of funds is retail core deposits from individuals and business customers. Total deposits increased $27.9 million, or 4.5%, from $613.5 million at December 31, 2024 to $641.4 million at December 31, 2025. Overall, the total deposit increase was mainly focused on non-interest and interest bearing demand and deposit accounts and certificate of deposits.

On average, the Company has a strong deposit base from public agencies, including local school districts, city and township municipalities, public works facilities and others, which may tend to be more seasonal in nature resulting from the receipt and disbursement of state and federal grants. These entities have maintained relatively stable balances with the Company due to various funding and disbursement timeframes.

Sources of Funds – Securities Sold Under Agreements to Repurchase and Other Borrowed Funds

Other interest-bearing liabilities include securities sold under agreements to repurchase, and Federal Home Loan Bank ("FHLB") advances. Securities sold under agreements to repurchase decreased approximately $1.1 million from December 31, 2024 to December 31, 2025. Securities sold under agreements to repurchase totaled $29.4 million and $30.5 million at December 31, 2025 and 2024, respectively. At December 31, 2025 and 2024, advances from the Federal Home Loan Bank were $75.0 million. At December 31, 2025, required annual payments on Federal Home Loan Bank advances were for years ending December 31, 2026 $20.0 million (4.39% fixed rate), December 31, 2027 $35.0 million (4.24% fixed rate) and December 31, 2028 $20.0 million (4.11% fixed rate).

On May 14, 2019 the Company issued $20,000,000 of junior subordinated debentures in denominations of not less than $250,000. The debentures bore interest at a fixed rate of 6.0% until May 2025. The debenture now has a floating interest rate equal to the three-month SOFR plus 3.625%, resetting quarterly. Interest on the subordinated notes was payable semiannually through May 2025 and now payable quarterly through the maturity date of May 2029. Principal is due upon maturity. The debentures are unsecured and payable to various investors. For purposes of computing regulatory capital, the debentures are included in Tier 2 Capital. The subordinated notes may be repaid in whole or in part up the maturity date of May 2029.

<u>**Performance Overview 2025 to 2024**</u>

Net Income

The Company reported basic and diluted earnings per share of $1.34 and net income of $7,753,000 for the year ended December 31, 2025, an increase of $351,000, or 4.7%, over net income of $7,402,000 for the year ended December 31, 2024.

Net Interest Income

Net interest income, by definition, is the difference between interest income generated on interest-earning assets and the interest expense incurred on interest-bearing liabilities. Various factors contribute to changes in net interest income, including volumes, interest rates and the composition or mix of interest-earning assets in relation to interest-bearing liabilities.



Average interest-earning assets increased $3.6 million in 2025, as compared to 2024 while the associated weighted average yield on these interest-earning assets increased from 5.43% in 2024 to 5.67% for 2025. Average interest-bearing liabilities increased $14.7 million in 2025 as compared to 2024, while the associated weighted-average costs on these interest-bearing liabilities slightly decreased from 2.42% in 2024 to 2.41% in 2025. Refer to the sections on Asset and Liability Management and Sensitivity to Market Risks and Average Balances, Net Interest Income and Yields Earned and Rates Paid elsewhere herein for further information.

Provision for (Reversal of) Credit Loss Expense – Loans

The provision for (reversal of) credit losses is a charge or credit to expense recorded to maintain the related balance sheet allowance for credit losses at an amount considered adequate by Management and the Board of Directors to cover expected future credit losses in the portfolio. In 2025 the Company had a provision for credit loss expense of $674,000 as compared to a $299,000 credit release in 2024. At December 31, 2025, our total non-accrual loans were $2,266,000 or 0.46% of total loans. This level of non-accrual loans was an increase of $1.5 million over the previous year. In addition, other real estate and repossession (OREO) decreased by $823,000 year-over-year. At year-end, nonaccrual loans and OREO to total assets was a very solid.

Noninterest Income

Total noninterest income is made up of bank-related fees and service charges, as well as other income-producing services, sales of loans in the secondary market, ATM income, early-redemption penalties for certificates of deposit, safe deposit rental income, deposit service fees, earnings on bank-owned life insurance and other miscellaneous items.

Noninterest income for the year ended December 31, 2025 was $6,019,000, an increase of $1.6 million compared to $4,460,000 for the year ended December 31, 2024. The main driver is the gain on sale of available-for-sale securities of $841,000 in 2025 as compared to a loss of $116,000 in 2024, a difference of $957,000.

Noninterest Expense

The Company saw its noninterest expense increase by $2.5 million or 11.4% year-over-year. During 2024, our Company was able to successfully apply and be approved for an Employee Retention Credit (ERC) of approximately $1,081,000 which helped lower noninterest expenses for 2024. Also, during 2025, the Company recorded a total provision of $771,000 on other real estate owned to bring down the basis in certain other real estate owned ("OREO") down to a value we effectively dispose of the properties. After consider the ERC and the provision for OREO, non-interest expense increased approximately $648,000 from 2024 to 2025.

Income tax benefit for 2025 was $86,000 compared to $107,000 in 2024, a decrease of $21,000. The Company's effective benefit tax rate was 1.1% in 2025 and 1.5% in 2024. Refer to Note 9 Income Taxes for a reconciliation of the effective tax rate for the Company. Refer to Annual report for schedule.

(In thousands)	2025	2024
Noninterest income		
Customer service fees	$ 3,214	$ 2,993
Net gains on loan sales	501	482
Earnings on bank-owned life insurance	768	761
Realized loss on sale of available for sale securities	841	(116)
Other	695	340
Total noninterest income	$ 6,019	$ 4,460
Noninterest expense		
Salaries and employee benefits	11,825	$ 10,083
Net occupancy and equipment expense	2,552	2,318
Professional service fees	1,665	1,819
Data processing and related electronic services	1,664	1,709
Insurance	664	622
FDIC Insurance	377	372
Franchise and other taxes	375	585
Advertising expense	529	425
Printing and office supplies	361	112
Amortization of intangible assets	122	150
Provision for other real estate owned	771	9
Other	3,342	3,462
Total noninterest expense	$ 24,138	$ 21,666

Asset/Liability Management and \Sensitivity to Market Risks

In the environment of changing business cycles, interest rate fluctuations and growing competition, it has become increasingly difficult for banks to produce adequate earnings on a consistent basis. Although management can anticipate changes in interest rates, it is not possible to reliably predict the magnitude of interest rate changes. As a result, the Company must establish a sound asset/liability management policy, which will minimize exposure to interest rate risk while maintaining an acceptable interest rate spread and insuring adequate liquidity.

The principal goal of asset/liability management – earnings management – can be accomplished by establishing decision processes and control procedures for all bank assets and liabilities. Thus, the full scope of asset/liability management encompasses the entire balance sheet of the Company. The broader principal components of asset/liability management include, but are not limited to liquidity planning, capital planning, gap management and spread management.

By definition, liquidity is measured by the Company's ability to raise cash at a reasonable cost or with a minimum amount of loss. Liquidity planning is necessary so the Company will be capable of funding all obligations to its customers at all times, from meeting their immediate cash withdrawal requirements to fulfilling their short-term credit needs.

Capital planning is an essential portion of asset/liability management, as capital is a limited Bank resource, which, due to minimum capital requirements, can place possible restraints on Bank growth. Capital planning refers to maintaining capital standards through effective growth management, dividend policies and asset/liability strategies.

Gap is defined as the dollar difference between rate sensitive assets and rate sensitive liabilities with respect to a specified time frame. A gap has three components – the asset component, the liability component, and the time component. Gap management involves the management of all three components.

Gap management is defined as those actions taken to measure and match rate-sensitive assets to rate-sensitive liabilities. A rate-sensitive asset is any interest-earning asset, which can be repriced to a market rate in a given time frame. Similarly, a rate-sensitive liability is any interest - bearing liability, which can have its interest rate changed to a market rate during the specified time period. Caps, collars and prepayment penalties may prevent certain loans and securities from adjusting to the market rate.

A negative gap is created when rate-sensitive liabilities exceed rate-sensitive assets and, conversely, a positive gap occurs when rate-sensitive assets exceed rate-sensitive liabilities. Generally, a negative gap position will cause profits to decline in a rising interest rate environment and cause profits to increase in a falling interest rate environment. Conversely, a positive gap will cause profits to decline in a falling interest rate environment and increase in a rising interest rate environment. The Company's goal is to have acceptable profits under any interest rate environment. To avoid volatile profits as a result of interest rate fluctuations, the Company attempts to match interest rate sensitivities. The Company achieves this by pricing both the asset and liability components to yield a sufficient interest rate spread, so that profits will remain relatively consistent across interest rate cycles.

Management of the income statement is called spread management and is defined as managing investments, loans, and liabilities to achieve an acceptable spread between the Company's return on its earning assets and its cost of funds. Gap management without consideration of interest spread can cause unacceptably low profit margins. Spread management without consideration of gap positions can cause acceptable profits in some interest rate environments and unacceptable profits in others. A sound asset/liability management program combines gap and spread management into a single cohesive system.

Management measures the Company's interest rate risk by computing estimated changes in net interest income and the Net Portfolio Value ("NPV") of its cash flows from assets, liabilities and off-balance-sheet items in the event of a range of assumed changes in market interest rates. The Bank's senior management and the Executive Committee of the Board of Directors, comprising the Asset/Liability Committee ("ALCO"), review the exposure to interest rates monthly. Exposure to interest rate risk is measured with the use of an interest rate sensitivity analysis to determine the change in NPV in the event of hypothetical changes in interest rates, while interest rate sensitivity gap analysis is used to determine the repricing characteristics of the assets and liabilities.

NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance-sheet items.

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay rates, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Company may undertake in response to changes in interest rates. The NPV calculation is based on the net present value of discounted cash flows utilizing market prepayment assumptions and market rates of interest provided by surveys performed during each quarterly period, with adjustments made to reflect the shift in the Treasury yield curve between the survey date and quarter-end date. Certain shortcomings are inherent in this method of analysis presented in the computation of estimated NPV. Certain assets such as adjustable-rate loans have features that restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, the portion of adjustable-rate loans in the Company's portfolio could decrease in future periods if market interest rates remain at or decrease below current levels due to refinancing activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate from those assumed in the table. Finally, the ability of many borrowers to repay their adjustable-rate debt may decrease in the case of an increase in interest rates.

The following tables present an analysis of the potential sensitivity of the Company's net present value of its financial instruments to sudden and sustained changes in the prevailing interest rates.

(Dollars in Thousands)			
Net Portfolio Value - December 31, 2025			
Change in Rates	$ Amount	$ Change	% Change
+200	126,802	(10,311)	(8)%
+100	132,764	(4,349)	(3)%
Base	137,113	—	—
-100	138,296	1,183	1 %
-200	137,897	784	1 %

(Dollars in Thousands)			
Net Portfolio Value - December 31, 2024			
Change in Rates	$ Amount	$ Change	% Change
+200	128,118	(19,469)	(13)%
+100	141,329	(6,258)	(4)%
Base	147,587	—	—
-100	149,395	1,808	1 %
-200	152,395	4,808	3 %

The projected volatility of the net present value at both December 31, 2025 and 2024 fall within the general guidelines established by the Board of Directors. The 2025 NPV table shows that in a falling interest rate environment, in the event of a 100 basis point change, the NPV would increase 1%. In the event of a 200 basis point change, the NPV would increase 1%.

In an upward change in interest rates, the Company's NPV would decrease 3% with a 100 basis point interest rate increase. In a 200 basis point rate increase, the Company's NPV would decrease 8%.

The following table is a summary of selected quarterly results of operations for the years ended December 31, 2025 and 2024.

	Three Months Ended			
	March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share data) 2025			
Total interest income	$ 9,842	$ 10,411	$ 10,635	$ 10,601
Total interest expense	3,595	3,816	3,906	3,712
Net interest income	6,247	6,595	6,729	6,889
Provision (Credit) for losses on loans	96	206	186	186
Noninterest income	1,281	1,390	1,348	2,000
Noninterest expense	5,586	5,843	5,980	6,729
Income before income taxes	1,846	1,936	1,911	1,974
Federal income taxes	(26)	22	(20)	(62)
Net income	$ 1,872	$ 1,914	$ 1,931	$ 2,036
Earnings per share				
Basic	$ 0.32	$ 0.33	$ 0.34	$ 0.35
Diluted	$ 0.32	$ 0.33	$ 0.34	$ 0.35

	Three Months Ended			
	March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share data) 2024			
Total interest income	$ 9,621	$ 9,878	$ 9,944	$ 10,078
Total interest expense	3,506	3,676	3,805	3,734
Net interest income	6,115	6,202	6,139	6,344
Provision (Credit) for losses on loans	—	105	69	125
Noninterest income	866	1,184	1,215	1,195
Noninterest expense	4,838	5,668	5,529	5,631
Income before income taxes	2,143	1,613	1,756	1,783
Federal income taxes	150	(127)	(64)	(66)
Net income	$ 1,993	$ 1,740	$ 1,820	$ 1,849
Earnings per share				
Basic	$ 0.35	$ 0.30	$ 0.31	$ 0.31
Diluted	$ 0.35	$ 0.30	$ 0.31	$ 0.31

Average Balances, Net Interest Income and Yields Earned and Rates Paid

The following table provides average balance sheet information and reflects the taxable equivalent average yield on interest-earning assets and the average cost of interest-bearing liabilities for the years ended December 31, 2025 and 2024. The yields and costs are calculated by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities.

The average balance of available-for-sale securities is computed using the carrying value of securities while the yield for available for sale securities has been computed using the average amortized cost. Average balances are derived from average month-end balances, which include nonaccruing loans in the loan portfolio, net of the allowance for credit losses. Interest income has been adjusted to tax equivalent basis.

(Dollars In thousands)	2025			2024		
	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
Assets						
Interest-earning assets						
Loans (1)	$ 497,858	30,610	6.15 %	$ 480,838	28,395	5.91 %
Taxable securities - AFS	33,516	1,398	4.17	48,572	2,003	4.13
Tax-exempt securities - AFS (1)	199,868	9,762	4.88	197,365	9,319	4.71
Federal funds sold	32,302	1,404	4.36	33,224	1,446	4.35
FHLB stock and other	4,028	365	9.06	4,011	384	9.55
Total interest-earning assets	767,572	43,539	5.67	764,010	41,549	5.43
Noninterest-earning assets						
Cash and due from banks	12,777			5,154		
Premises and equipment (net)	27,850			18,751		
Other nonearning assets	43,811			44,186		
Less: allowance for loan losses	(4,241)			(4,022)		
Total noninterest-earning assets	80,197			64,060		
Total assets	$ 847,769			$ 828,079		
Liabilities & stockholders' equity						
Interest-bearing liabilities						
Demand deposits	$ 179,733	1,515	0.85	$ 186,465	1,714	0.92
Savings deposits	123,432	117	0.09	126,303	121	0.10
Time deposits	183,419	6,971	3.80	164,102	6,311	3.85
Subordinated debentures	23,908	1,966	8.23	23,848	1,936	8.12
Repurchase agreements	37,819	1,277	3.38	32,895	1,456	4.43
Advances from Federal Home Loan	75,000	3,183	4.25	75,000	3,183	4.25
Total interest-bearing liabilities	623,296	15,029	2.41	608,613	14,721	2.42
Noninterest-bearing liabilities						
Demand deposits	148,695			142,714		
Other liabilities	9,434			9,019		
Total noninterest-bearing liabilities	158,129			151,733		
Total liabilities	781,425			760,346		
Total stockholders' equity	66,344			67,733		
Total liabilities & stockholders' equity	$ 847,769			$ 828,079		
Net interest income		$ 28,510			$ 26,828	
Net interest spread			3.26 %			3.01 %
Net yield on interest-earning assets			3.70 %			3.51 %

- For purposes of this schedule, nonaccrual loans are included in loans.
- Fees collected on loans are included in interest on loans. Not material for comparative purposes.
  (1) Shown on a tax equivalent basis. Federal taxes of 21%.

For purposes of this schedule, nonaccrual loans are included in loans.

Fees collected on loans are included in interest on loans. Not material for comparative purposes.

Shown on a tax equivalent basis. Federal taxes of 21%. For purposes of this schedule, nonaccrual loans are included in loans.

Fees collected on loans are included in interest on loans. Not material for comparative purposes.

Shown on a tax equivalent basis. Federal taxes of 21%.

Rate/Volume Analysis

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected interest income and expense during 2025. For purposes of this table, changes in interest due to volume and rate were determined using the following methods:

● Volume variance results when the change in volume is multiplied by the previous year's rate.

● Rate variance results when the change in rate is multiplied by the previous year's volume.

● Rate/volume variance results when the change in volume is multiplied by the change in rate.



NOTE: The rate/volume variance was allocated to volume variance and rate variance in proportion to the relationship of the absolute dollar amount of the change in each. Nonaccrual loans are ignored for purposes of the calculations due to the nominal amount of the loans.

Capital Resources

Internal capital growth, through the retention of earnings, is the primary means of maintaining capital adequacy for the Bank. The Company's stockholders' equity was $70.5 million and $63.5 million at December 31, 2025 and 2024, respectively. Total stockholders' equity in relation to total assets was 8.22% at December 31, 2025 and 7.77% at December 31, 2024. Please refer to the Consolidated Statements of Stockholders' Equity for a detailed roll forward of stockholders' equity from 2024 to 2025.

	Total Change		Change Due To Volume		Change Due To Rate	
2025 Compared to 2024 Increase/(Decrease) (In thousands)						
Interest and dividend income						
Loans	$	2,215	$	1,024	$	1,191
Taxable securities available for sale		(608)		(628)		20
Tax-exempt securities available for sale		443		86		357
Federal funds sold		(42)		(45)		3
FHLB stock and other		(18)		2		(20)
Total interest and dividend income		1,990		439		1,551
Interest expense						
Demand deposits		(199)		(69)		(130)
Savings deposits		(4)		(3)		(1)
Time deposits		660		735		(75)
Subordinated debentures		30		—		30
Repurchase agreements		(179)		198		(377)
Total interest expense	$	308	$	861	$	(553)
Net interest income	$	1,682	$	(422)	$	2,104

The Company has established a Dividend Reinvestment Plan ("The Plan") for stockholders under which the Company's common stock will be purchased by The Plan for participants with automatically reinvested dividends. The Plan does not represent a change in the dividend policy or a guarantee of future dividends. Stockholders who do not wish to participate in The Plan continue to receive cash dividends, as declared in the usual and customary manner.

The Company's Articles of Incorporation permits the creation of a class of preferred shares with 2,000,000 authorized shares. If utilized, this will enable the Company, at the option of the Board of Directors, to issue series of preferred shares in a manner calculated to take advantage of financing techniques which may provide a lower effective cost of capital to the Company. The class of preferred shares provides greater flexibility to the Board of Directors in structuring the terms of equity securities that may be issued by the Company. As of December 31, 2025, the Company has not issued any preferred shares.

On May 14, 2019 the Company issued $20,000,000 of junior subordinated debentures in denominations of not less than $250,000. The debentures bore interest at a fixed rate of 6.0% until May 2025, and it is now a floating interest rate equal to the three-month SOFR plus 3.625%, resetting quarterly. Interest on the subordinated notes was payable semiannually through May 2025 and became payable quarterly thereafter through the maturity date of May 2029. Principal is due upon maturity. The debentures are unsecured and payable to various investors. For purposes of computing regulatory capital, the debentures are included in Tier 2 Capital.





In 2005, a Delaware statutory business trust owned by the Company, United Bancorp Statutory Trust I ("Trust I" or the "Trust"), issued $4.1 million of mandatorily redeemable debt securities which mature in 2035. The sale proceeds were utilized to purchase $4.1 million of the Company's subordinated debentures. The Company's subordinated debentures are the sole asset of Trust I. The Company's investment in Trust I is not consolidated herein as the Company is not deemed the primary beneficiary of the Trust. However, the $4.1 million of mandatorily redeemable debt securities issued by the Trust are includible for regulatory purposes as a component of the Company's Tier 1 Capital. The interest rate is a variable rate per annum, reset quarterly, equal to three-month SOFR plus 1.35% and is payable quarterly.

Liquidity

Liquidity relates primarily to the Company's ability to fund loan demand, meet deposit customers' withdrawal requirements and provide for operating expenses. Assets used to satisfy these needs consist of cash and due from banks, federal funds sold and securities available-for-sale. These assets are commonly referred to as liquid assets. Liquid assets were $280.7 million at December 31, 2025, compared to $260.2 million at December 31, 2024. The Company's residential real estate portfolio can and has been readily used to collateralize borrowings as an additional source of liquidity. Management believes its current liquidity level is sufficient to meet cash requirements. The Cash Flow Statements for the periods presented provide an indication of the Company's sources and uses of cash as well as an indication of the ability of the Company to maintain an adequate level of liquidity. A discussion of the cash flow statements for 2025 and 2024 follows.

Net cash provided by operating activities totaled $10.5 and $8.4 million for the years ended December 31, 2025 and 2024, respectively. The adjustments to reconcile net income to net cash from operating activities consisted mainly of depreciation and amortization of premises and equipment and intangibles, gain on sales of loans, securities and other assets, the provision for credit losses, net amortization of securities and net changes in other assets and liabilities.

For the year ended December 31, 2025, net cash used in investing activities totaled $4.5 million. For the year ended December 31, 2024 net cash used in investing activities totaled $19.5 million. The changes in net cash from investing activities include loan growth, security and bank owned life insurance purchases, as well as normal maturities, security calls/sales and reinvestments of securities and premises and equipment expenditures.

Net cash provided by financing activities totaled $21.0 million for the year ended December 31, 2025. For the year ended December 31, 2024 net cash used by financing activities totaled $10.1 million. The net cash provided by financing activities in 2025 was primarily attributable to a $27.9 million increase in deposits.

Management feels that it has the capital adequacy, profitability, liquidity and reputation to meet the current and projected financial needs of its customers.



Inflation

The majority of assets and liabilities of the Company are monetary in nature and therefore the Company differs greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher-than-normal rates in order to maintain an appropriate equity to assets ratio. Inflation significantly affects noninterest expense, which tends to rise during periods of general inflation. Management believes the most significant impact on financial results is the Company's ability to react to changes in interest rates. Management seeks to maintain an essentially balanced position between interest sensitive assets and liabilities and actively manages the amount of securities available for sale in order to protect against the effects of wide interest rate fluctuations on net income and shareholders' equity.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of United Bancorp, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of United Bancorp, Inc. (the "Company") as of December 31, 2025 and 2024; the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for the years then ended; and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent, with respect to the Company, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

PITTSBURGH, PA	PHILADELPHIA, PA	WHEELING, WV	STEUBENVILLE, OH
2009 Mackenzie Way • Suite 340	161 Washington Street • Suite 200	980 National Road	511 N. Fourth Street
Cranberry Township, PA 16066	Conshohocken, PA 19428	Wheeling, WV 26003	Steubenville, OH 43952
(724) 934-0344	(610) 278-9800	(304) 233-5030	(304) 233-5030
	S.R. Snodgrass, P.C. d/b/a S.R. Snodgrass, A.C. in West Virginia		



Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the financial statements; and (2) involve our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter, in any way, our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses (ACL) – Qualitative Adjustments

Description of the Matter
The Company's loan portfolio totaled $492 million as of December 31, 2025, and the associated ACL was $4.3 million. As discussed in Notes 1 and 4 to the consolidated financial statements, determining the amount of the ACL requires significant judgment about the expected future losses, which is based on a baseline lifetime loss rate, calculated using a weighted-average remaining maturities method, which is then adjusted for current qualitative conditions and reasonable and supportable forecasts. Management applies these qualitative adjustments to the baseline lifetime loss rate to reflect changes in the current and forecasted environment, both internal and external, that are different from the conditions that existed during the historical loss calculation period.

We identified these qualitative adjustments within the ACL as critical audit matters because they involve a high degree of subjectivity. While the determination of these qualitative adjustments includes analysis of observable data over the historical loss period, the judgments required to assess the directionality and magnitude of adjustments is highly subjective. Auditing these complex judgments and assumptions involved especially challenging auditor judgment due to the nature of audit evidence and the nature and extent of effort required to address these matters.

How We Addressed the Matter in Our Audit
The primary procedures we performed to address this critical audit matter included:

- Testing the design, implementation, and operating effectiveness of internal controls over the calculation of the allowance for credit losses, including the qualitative factor adjustments.

- Testing the completeness and accuracy of the significant data points that management uses in their evaluation of the qualitative adjustments.

- Evaluating the directional consistency and reasonableness of management's conclusions regarding basis points applied based on the trends identified in the underlying data.

- Testing the mathematical accuracy of the application of the qualitative adjustments to the loan segments within the ACL calculation

We have served as the Company's auditor since 2022.

S. R. Snodgrass, P.C.

Cranberry Township, Pennsylvania
March 18, 2026

United Bancorp, Inc.
Consolidated Balance Sheets
December 31, 2025 and 2024
(In thousands, except share data)

		2025		2024
Assets				
Cash and due from banks	$	9,381	$	8,171
Interest-bearing demand deposits		37,147		11,437
Cash and cash equivalents		46,528		19,608
Available-for-sale securities, amortized cost of $240,793 and $252,761 at December 31, 2025 and 2024		234,204		240,631
Loans, net of allowance for credit losses of $4,261 and $4,026 at December 31, 2025 and 2024, respectively		487,298		486,945
Premises and equipment		34,095		23,599
Federal Home Loan Bank stock		4,030		4,026
Foreclosed assets held for sale, net		2,540		3,363
Core deposit intangible assets		—		122
Goodwill		682		682
Accrued interest receivable		3,982		4,322
Deferred federal income tax		3,383		4,011
Bank-owned life insurance		30,920		19,852
Other assets		9,783		9,495
Total Assets	$	857,445	$	816,656
Liabilities and Stockholders' Equity				
Liabilities				
Deposits				
Demand	$	335,422	$	320,690
Savings		124,213		125,120
Time		181,731		167,684
Total deposits		641,366		613,494
Securities sold under repurchase agreements		29,403		30,494
Subordinated debentures		23,909		23,847
Advances Federal Home Loan Bank		75,000		75,000
Lease liability – finance lease		2,958		2,873
Interest payable and other liabilities		14,294		7,491
Total liabilities		786,930		753,199
Stockholders' Equity				
Preferred stock, no par value, authorized 2,000,000 shares; no shares issued		—		—
Common stock, $1 par value; authorized 10,000,000 shares; issued 2025 – 6,213,141 shares, 2024 - 6,203,141 shares; outstanding 2025 – 5,756,852 shares, 2024 – 5,793,611 shares		6,213		6,203
Additional paid-in capital		27,073		26,373
Retained earnings		48,576		46,307
Stock held by deferred compensation plan; 2025 – 194,971 shares, 2024 – 172,667 shares		(2,431)		(2,078)
Accumulated other comprehensive loss		(5,351)		(10,100)
Treasury stock, at cost 2025 – 261,318 shares, 2024 – 236,863 shares		(3,565)		(3,248)
Total stockholders' equity		70,515		63,457
Total liabilities and stockholders' equity	$	857,445	$	816,656

See Notes to Consolidated Financial Statements

30

United Bancorp, Inc.
Consolidated Statements of Income
Years Ended December 31, 2025 and 2024
(In thousands except per share data)

		2025		2024
Interest and Dividend Income				
Loans	$	30,610	$	28,325
Securities				
Taxable		1,398		2,003
Tax-exempt		7,712		7,363
Federal funds sold		1,404		1,446
Dividends on Federal Home Loan Bank and other stock		365		384
Total interest and dividend income		41,489		39,521
Interest Expense				
Deposits		8,603		8,146
Borrowings		6,426		6,575
Total interest expense		15,029		14,721
Net Interest Income		26,460		24,800
Credit Loss Expense				
Provision for (reversal of) Credit Loss expense - loans		624		429
Provision for (reversal of) Credit Loss expense – off balance sheet		50		(130)
Provision for (reversal of) credit loss expense		674		299
Net Interest Income After Provision for (reversal of) Credit Losses		25,786		24,501
Noninterest Income				
Customer service fees		3,214		2,993
Net gains on loan sales		501		482
Earnings on bank-owned life insurance		768		761
Realized gain (loss) on sale of available-for-sale securities, net		841		(116)
Other		695		340
Total noninterest income		6,019		4,460
Noninterest Expense				
Salaries and employee benefits		11,825		10,083
Net occupancy and equipment expense		2,552		2,318
Professional fees		1,665		1,819
Data processing and related electronic services		1,664		1,709
Insurance		664		622
Deposit insurance premiums		377		372
Franchise and other taxes		502		585
Advertising expense		529		425
Printing and office supplies		125		112
Amortization of intangible assets		122		150
Other real estate owned valuation allowance and expenses		771		9
Other		3,342		3,462
Total noninterest expense		24,138		21,666
Income Before Federal Income Taxes		7,667		7,295
(Credit) Provision for Federal Income Taxes		(86)		(107)
Net Income	$	7,753	$	7,402
Basic Earnings Per Share	$	1.34	$	1.27
Diluted Earnings Per Share	$	1.34	$	1.27

See Notes to Consolidated Financial Statements

United Bancorp, Inc.
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2025 and 2024
(In thousands)

	2025	2024
Net income	$ 7,753	$ 7,402
Other comprehensive income, net of tax		
Net realized (gain) loss included in net income, net of taxes $(177) and $24 for each respective period	(664)	92
Unrealized holding gain (losses) losses on available-for-sale securities during the period, net of taxes of $1,340 and $(697) for each respective period	5,042	(2,626)
Change in funded status of defined benefit plan, net of taxes of $117 and $(5) for each respective period	441	(18)
Amortization of prior service included in net periodic pension expense, net of tax benefits of $(18) and $(18) for each respective period	(70)	(70)
Other comprehensive income (loss)	4,749	(2,622)
Comprehensive income	$ 12,502	$ 4,780

See Notes to Consolidated Financial Statements

32

United Bancorp, Inc.
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2025 and 2024
(In thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Treasury Stock and Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2024	$ 6,064	$ 25,913	$ (4,924)	$ 44,018	$ (7,478)	$ 63,593
Net income	—	—	—	7,402	—	7,402
Other comprehensive loss	—	—	—	—	(2,622)	(2,622)
Cash dividends - $0.855 per share	—	—	—	(5,113)	—	(5,113)
Shares activity for deferred compensation plan (9,136 shares)	—	(285)	285	—	—	—
Shares purchased for treasury stock (57,500 shares)	—	—	(687)	—	—	(687)
Expense related to share-based compensation plans	—	884	—	—	—	884
Restricted stock activity (139,290)	139	(139)	—	—	—	—
Balance, December 31, 2024	$ 6,203	$ 26,373	$ (5,326)	$ 46,307	$ (10,100)	$ 63,457
Net income	—	—	—	7,753	—	7,753
Other comprehensive income	—	—	—	—	4,749	4,749
Cash dividends - $0.92 per share	—	—	—	(5,484)	—	(5,484)
Shares activity for deferred compensation plan (22,304 Shares)	—	353	(353)	—	—	—
Shares purchased for treasury stock (24,455 shares)	—	—	(317)	—	—	(317)
Expense related to share-based compensation plans	—	357	—	—	—	357
Restricted stock activity (10,000 shares)	10	(10)	—	—	—	—
Balance, December 31, 2025	$ 6,213	$ 27,073	$ (5,996)	$ 48,576	$ (5,351)	$ 70,515

See Notes to Consolidated Financial Statements

33

United Bancorp, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2025 and 2024
(In thousands)

	2025	2024
Operating Activities		
Net income	$ 7,753	$ 7,402
Items not requiring (providing) cash:		
Depreciation and amortization	1,226	1,079
Provision for (reversal of) credit loss expense - loans	624	429
Provision for (reversal of) credit loss expense – off balance sheet	50	(130)
Amortization of premiums and discounts on securities-net	422	435
Amortization of intangible assets	122	150
Deferred income taxes	(633)	(904)
Originations of loans held for sale	(16,591)	(15,556)
Proceeds from sale of loans held for sale	17,092	16,038
Net gains on sales of loans	(501)	(482)
Expense related to share-based compensation plans	357	884
Realized (gain) loss on sale of available-for-sale securities	(841)	116
Net loss (gain) or on sale or write-down of foreclosed assets and other repossessed assets	771	7
Increase in cash surrender value of bank-owned life insurance	(401)	(429)
Amortization of debt issuance costs	62	61
Changes in:		
Accrued interest receivable	370	(254)
Other assets	(349)	(2,154)
Interest payable and other liabilities	923	1,756
Net cash provided by operating activities	10,456	8,448
Investing Activities		
Purchases of available-for-sale securities	(35,934)	(46,120)
Sales of available-for-sale securities	48,521	27,431
Maturities, prepayments and calls	5,715	17,060
Net change in loans	(491)	(8,155)
Purchase of Federal Home Loan Bank Stock	(4)	(47)
Purchase of bank-owned life insurance	(10,667)	—
Purchases of premises and equipment, net	(11,778)	(9,695)
Proceeds from sale of premises and equipment	56	—
Proceeds from sales of foreclosed assets	67	61
Net cash used in investing activities	(4,515)	(19,465)

See Notes to Consolidated Financial Statements

34

United Bancorp, Inc.
Consolidated Statements of Cash Flows (continued)
Years Ended December 31, 2025 and 2024
(In thousands)

	2025	2024
Financing Activities		
Net increase (decrease) in deposits	$ 27,872	$ (7,965)
Net change in securities sold under repurchase agreements	(1,091)	3,713
Repurchase of common stock	(317)	(687)
Finance lease payments	(1)	—
Cash dividends paid	(5,484)	(5,113)
Net cash provided (used in) by financing activities	20,979	(10,145)
Increase (Decrease) in Cash and Cash Equivalents	26,920	(21,162)
Cash and Cash Equivalents, Beginning of Year	19,608	40,770
Cash and Cash Equivalents, End of Year	$ 46,528	$ 19,608
Supplemental Cash Flows Information		
Interest paid on deposits and borrowings	$ 15,248	$ 14,623
Federal income taxes paid	$ 182	$ 102
Supplemental Disclosure of Non-Cash Investing Activities		
Transfers from loans to foreclosed assets held for sale	$ 15	$ 54

See Notes to Consolidated Financial Statements

Note 1:   Nature of Operations and Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of United Bancorp, Inc. ("United" or "the Company") and its wholly-owned subsidiary, Unified Bank of Martins Ferry, Ohio ("the Bank" or "Unified"). All intercompany transactions and balances have been eliminated in consolidation.

Nature of Operations

The Company's revenues, operating income and assets are almost exclusively derived from banking. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment. Customers are mainly located in Athens, Belmont, Carroll, Fairfield, Harrison, Jefferson and Tuscarawas Counties in Ohio and Marshall and Ohio Counties in West Virginia and the surrounding localities in northeastern, east-central and southeastern Ohio and include a wide range of individuals, businesses and other organizations. Unified Bank conducts its business through its main office in Martins Ferry, Ohio and branches in Bridgeport, Colerain, Dellroy, Dover, Glouster, Jewett, Lancaster Downtown, Lancaster East, Nelsonville, New Philadelphia, Powhatan Point, St. Clairsville East, St. Clairsville West, Sherrodsville, Strasburg, Tiltonsville, Ohio Wheeling and Moundsville West Virginia.

The Company's primary deposit products are checking, savings and term certificate accounts and its primary lending products are residential mortgage, commercial and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Company can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

Revenue Recognition

Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers* ("ASC 606"), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The majority of our revenue-generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as our loans, investment securities, as well as revenue related to our mortgage banking activities, as these activities are subject to other GAAP discussed elsewhere within our disclosures.

Descriptions of our revenue-generating activities that are within the scope of ASC 606, which are presented in our statements of income as components of non-interest income are as follows:

Service charges on deposit accounts - these represent general service fees for monthly account maintenance and activity- or transaction-based fees and consist of transaction-based revenue, time-based revenue (service period), item-based revenue or some other individual attribute-based revenue. Revenue is recognized when our performance obligation is completed which is generally monthly for account maintenance services or when a transaction has been completed (such as a wire transfer). Payment for such performance obligations are generally received at the time the performance obligations are satisfied.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses. In connection with the determination of the allowance for credit losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2025 and 2024, cash equivalents consisted primarily of due from accounts with the Federal Reserve and other correspondent banks.

Currently, the FDIC's insurance limits are $250,000. At December 31, 2025 and 2024, with the exception of one account totaling $646,000, the Company's various cash accounts did not exceed the federally insured limit of $250,000. At December 31, 2025 and 2024, the Company held $452,000 and $35,610,000 at the Federal Home Loan Bank and the Federal Reserve Bank, respectively, which are not subject to FDIC limits.

Investment Securities

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Investment securities classified as available for sale are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Securities available for sale are carried at fair value. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Unrealized gains or losses are reported as increases or decreases in other comprehensive income (loss), net of the deferred tax effect. Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using the interest method over the terms of the securities.

Allowance for Credit Losses – Available for Sale Securities

The Company measures expected credit losses on available-for-sale debt securities when the Company does not intend to sell, or when it is not more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For available-for-sale debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this evaluation indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, equal to the amount that the fair value is less than the amortized cost basis. Economic forecast data is utilized to calculate the present value of expected cash flows. The Company utilizes independent firms to evaluate the Company's State and Municipal Obligations and Subordinated Notes to measure any expected credit losses. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income (loss).

The allowance for credit losses on available-for-sale debt securities is included within investment securities available-for-sale on the consolidated balance sheets. Changes in the allowance for credit losses are recorded within provision for credit losses on the consolidated statements of income. Losses are charged against the allowance when the Company believes the collectability of an available-for-sale security is in jeopardy or when either of the criteria regarding intent or requirement to sell is met.

Accrued interest receivable on available-for-sale debt securities totaled $2.6 million and $2.9 million at December 31, 2025 and 2024, respectively, and is included within the line item accrued interest receivable on the consolidated balance sheets. This amount is excluded from the estimate of expected credit losses. Available-for-sale debt securities are typically classified as nonaccrual when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about the further collectability of principal or interest. When available-for-sale debt securities are placed on nonaccrual status, unpaid interest credited to income is reversed.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. At December 31, 2025 and 2024, the Company did not have any loans held for sale.

Loans

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for credit losses and any deferred fees or costs. Accrued interest receivable totaled $1.4 million and $1.4 million at December 31, 2025 and 2024, respectively, and was reported in the line item accrued interest receivable on the consolidated balance sheets and is excluded from the estimate of credit losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is amortizing these amounts over the contractual life of the loan. Premiums and discounts on purchased loans are amortized as adjustments to interest income using the effective yield method.

The loans receivable portfolio is segmented into commercial and industrial, which are typically utilized for general business purposes and commercial real estate, which are collateralized by real estate. Homogenouse loans consisting similar products that are smaller in amount and distributed over a large number of individual borrowers include residential real estate and consumer loans.

For all classes of loans receivable, the accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for credit losses. Interest generally is either applied against principal or reported as interest income on a cash basis, according to management's judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time (generally six months), and the ultimate collectability of the total contractual principal and interest is no longer in doubt. The past-due status of all classes of loans receivable is determined based on contractual due dates for loan payments.

Allowance for Credit Losses – Loans

The allowance for credit losses ("ACL") is a valuation reserve established and maintained by charges against income and is deducted from the amortized cost basis of loans to present the net amount expected to be collected on the loans. Loans, or portions thereof, are charged off against the ACL when they are deemed uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

The ACL is an estimate of expected credit losses, measured over the contractual life of a loan, that considers our historical loss experience, current conditions and forecasts of future economic conditions. Determination of an appropriate ACL is inherently subjective and may have significant changes from period to period.

The methodology for determining the ACL has two main components: evaluation of expected credit losses for certain groups of homogeneous loans that share similar risk characteristics and evaluation of loans that do not share risk characteristics with other loans.

The allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. The Company uses the loan purpose classification as its segment breakout and measures the allowance for credit losses using the Weighted Average Remaining Maturity method for all loan segments.

Historical credit loss experience is the basis for the estimation of expected credit losses. We apply historical loss rates to pools of loans with similar risk characteristics. After consideration of the historic loss calculation, management applies qualitative adjustments to reflect the current conditions and reasonable and supportable forecasts not already reflected in the historical loss information at the balance sheet date. Our reasonable and supportable forecast adjustment is based on a 2 year unemployment forecast provided by Bloomberg and management judgment. For periods beyond our reasonable and supportable forecast, we revert back to historical annual loss rates for the remainder of the life of each pool after the forecast period. The qualitative adjustments for current conditions are based upon current level of inflation and the rapid increase in interest rates, changes in lending policies and practices, experience and ability of lending staff, quality of the Company's loan review system, value of underlying collateral, the existence of and changes in concentrations and other external factors. These modified historical loss rates are multiplied by the outstanding principal balance of each loan to calculate a required reserve.

The Company has elected to exclude accrued interest receivable from the measurement of its ACL. When a loan is placed on non-accrual status, any outstanding accrued interest is reversed against interest income.

The ACL for individual loans begins with the use of normal credit review procedures to identify whether a loan no longer shares similar risk characteristics with other pooled loans and therefore, should be individually assessed. We evaluate all commercial and industrial and commercial real estate loans, as well as residential and installment loans greater than $100,000 that meet the following criteria: 1) when it is determined that foreclosure is probable, 2) substandard, doubtful and nonperforming loans when repayment is expected to be provided substantially through the operation or sale of the collateral, 3) when it is determined by management that a loan does not share similar risk characteristics with other loans. Specific reserves are established based on the following three acceptable methods for measuring the ACL: 1) the present value of expected future cash flows discounted at the loan's original effective interest rate; 2) the loan's observable market price; or 3) the fair value of the collateral when the loan is collateral dependent. Our individual loan evaluations consist primarily of the fair value of collateral method because most of our loans are collateral dependent. Collateral values are discounted to consider disposition costs when appropriate. A specific reserve is established or a charge-off is taken if the fair value of the loan is less than the loan balance.

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures

The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on off-balance sheet credit exposures is adjusted through credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life.

Premises and Equipment

Land is carried at cost. Depreciable assets are stated at cost less accumulated depreciation which range from 10-39 years for Company buildings, 3-15 years for furniture and equipment, and 1-6 years for computer software. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. An accelerated method is used for tax purposes. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

Federal Home Loan Bank Stock

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula, carried at cost and evaluated for impairment.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value, less costs to sell, at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income or expense from foreclosed assets.

Bank-Owned Life Insurance

The Company and the Bank have purchased life insurance policies on certain key executives. Company and bank-owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Treasury Stock

Common shares repurchased are recorded at cost. Cost of shares retired or reissued is determined using the weighted average cost.

Restricted Stock Awards

The Company has a share-based employee compensation plan, which is described more fully in Note 14.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if based on the weight of evidence available it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Uncertain tax positions are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management's judgment. At December 31, 2025, the Company had no uncertain tax positions.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

The Company files consolidated income tax returns with its subsidiary. With a few exceptions, the Company is no longer subject to the examination by tax authorities for years before 2022.

Deferred Compensation Plan

Directors have the option to defer all or a portion of fees for their services into a deferred stock compensation plan that invests in common shares of the Company. Officers of the Company have the option to defer up to 50% of their annual incentive award into this plan. The plan does not permit diversification and must be settled by the delivery of a fixed number of shares of the Company stock. The stock held in the plan is included in equity as deferred shares and is accounted for in a manner similar to treasury stock. Subsequent changes in the fair value of the Company's stock are not recognized. The deferred compensation obligation is also classified as an equity instrument and changes in the fair value of the amount owed to the participant are not recognized.

The Company has entered into supplemental income agreements for certain individuals. These agreements call for a fixed payment over 180 months after the individual reaches normal retirement age.

40

Stockholders' Equity and Dividend Restrictions

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. Generally, the Bank's payment of dividends is limited to net income for the current year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Dividend payments to the stockholders may be legally paid from additional paid-in capital or retained earnings.

Earnings Per Share

Basic earnings per share allocated to common stockholders is calculated using the two-class method and is computed by dividing net income allocated to common stockholders by the weighted average number of commons shares outstanding during the period. Diluted earnings per share is adjusted for the dilutive effects of stock based compensation and is calculated using the two-class method or the treasury method. There were no dilutive effects for the years ended December 31, 2025 and 2024.

Comprehensive Income (Loss)

Comprehensive income consists of net income (loss) and other comprehensive (loss) income, net of applicable income taxes. Other comprehensive (loss) income includes unrealized appreciation (depreciation) on available-for-sale securities and changes in the funded status of the defined benefit pension plan.

Accounting Pronouncements Adopted in 2025

ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures: During the year ended December 31, 2025, the Company adopted ASU 2023-09, Income Taxes (Topic 740): "Improvements to Income Tax Disclosures". The amendments further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2025. Early adoption is permitted and should be applied either prospectively or retrospectively.

The implementation of this guidance did not have a material impact on the Consolidated Financial Statements.

Advertising

Advertising expenses are expensed as incurred.

Note 2:   Restriction on Cash and Due From Banks

The Company did not have a reserve requirement at December 31, 2025 and 2024.

41

Note 3: Securities

The amortized cost and approximate fair values, together with gross unrealized gains and losses of securities are as follows:

	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
			(In thousands)					
Available-for-sale Securities:								
December 31, 2025:								
U.S. government agencies	$	2,500	$	—	$	(46)	$	2,454
Subordinated notes		22,400		—		(1,491)		20,909
State and municipal obligations		215,893		800		(5,852)		210,841
Total debt securities	$	240,793	$	800	$	(7,389)	$	234,204
Available-for-sale Securities:								
December 31, 2024:								
U.S. government agencies	$	12,500	$	—	$	(246)	$	12,254
Subordinated notes		26,942		—		(2,824)		24,118
State and municipal obligations		213,319		335		(9,395)		204,259
Total debt securities	$	252,761	$	335	$	(12,465)	$	240,631

There were no allowance for credit losses as of December 31, 2025 and 2024.

The Company recorded a gain of approximately $841,000 for the year ended December 31, 2025. The Company sold $32.1 million in securities for a gain of $873,000 and sold $16.4 million for a loss of $32,000.

The Company recorded a loss of approximately $116,000 for the year ended December 31, 2024. The Company sold $27.4 million in securities for a loss of $228,000 and sold $7.2 million in securities for a gain of $112,000.

The amortized cost and fair value of available-for-sale securities at December 31, 2025, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost		Fair Value	
		(In thousands)		
Less than one year	$	—	$	—
One to five years		3,199		3,126
Five to ten years		28,140		26,661
Over ten years		209,454		204,417
Totals	$	240,793	$	234,204

The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, was $119.4 million and $121.4 million at December 31, 2025 and 2024, respectively.

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. The total fair value of these investments at December 31, 2025 and 2024, was $143.3 million and $208.8 million, which represented approximately 61% and approximately 87%, respectively, of the Company's available-for-sale investment portfolio.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are not credit related.

The following tables show the Company's investments' gross unrealized losses and fair value for which an allowance for credit losses has not been recorded,, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2025 and 2024:

| | December 31, 2025 | | | | | |
| | Less than 12 Months | | 12 Months or More | | Total | |
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In thousands)			
US government agencies	$ —	$ —	$ 2,454	$ (46)	$ 2,454	$ (46)
Subordinated notes	1,916	(84)	18,993	(1,407)	20,909	(1,491)
State and municipal obligations	15,587	(135)	104,435	(5,717)	120,022	(5,852)
Total temporarily impaired securities	$ 17,503	$ (219)	$ 125,882	$ (7,170)	$ 143,385	$ (7,389)

| | December 31, 2024 | | | | | |
| | Less than 12 Months | | 12 Months or More | | Total | |
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In thousands)			
US government agencies	$ —	$ —	$ 12,254	$ (246)	$ 12,254	$ (246)
Subordinated notes	—	—	24,118	(2,824)	24,118	(2,824)
State and municipal obligations	127,876	(2,478)	44,535	(6,917)	172,411	(9,395)
Total temporarily impaired securities	$ 127,876	$ (2,478)	$ 80,907	$ (9,987)	$ 208,783	$ (12,465)

At December 31, 2025, the unrealized losses on the Company's investments in US government agencies, state and municipal obligations, and subordinated notes, which numbered 211, were caused by interest rate increases. Because the Company does not intend to sell the investments and it is not more likely than not the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to require an allowance for credit losses to be recognized.

Note 4: Loans and Allowance for Credit Losses

Categories by purpose of loans at December 31, include:

	2025	2024
	(In thousands)	
Commercial and industrial loans	$ 92,019	$ 98,795
Commercial real estate		
Commercial real estate - secured by residential mortgages	62,963	47,822
Commercial real estate - other	240,085	243,851
Residential real estate	89,580	91,737
Consumer loans	6,912	8,766
Total gross loans	491,559	490,971
Less allowance for credit losses	(4,261)	(4,026)
Total loans	$ 487,298	$ 486,945

The risk characteristics of each loan portfolio segment are as follows:

Commercial and Industrial

Commercial and industrial loans are primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial and industrial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and may include a personal guarantee. Short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial Real Estate

Commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The characteristics of properties securing the Company's commercial real estate portfolio are diverse, but with geographic location almost entirely in the Company's market area. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. In general, the Company avoids financing single purpose projects unless other underwriting factors are present to help mitigate risk. In addition, management tracks the level of owner-occupied commercial real estate versus nonowner-occupied loans.

Residential and Consumer

Residential and consumer loans consist of two segments - residential mortgage loans and personal loans. For residential mortgage loans that are secured by 1-4 family residences and are generally owner-occupied, the Company generally establishes a maximum loan-to-value ratio and requires private mortgage insurance if that ratio is exceeded. Home equity loans are typically secured by a subordinate interest in 1-4 family residences, and consumer personal loans are secured by consumer personal assets, such as automobiles or recreational vehicles. Some consumer personal loans are unsecured, such as small installment loans and certain lines of credit. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas, such as unemployment levels. Repayment can also be impacted by changes in property values on residential properties. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

The following tables present the balance in the allowance for credit losses by collateral type and the recorded investment in loans by purpose based on portfolio segment and impairment method as of December 31, 2025 and 2024:

	2025									
	Commercial and Industrial		Commercial Real Estate		Residential Real Estate		Consumer		Total	
					(In thousands)					
Allowance for loan losses:										
Balance, beginning of year	$	557	$	2,115	$	1,223	$	131	$	4,026
Provision for (reversal of) charged to expense		233		456		(181)		116		624
Losses charged off		(255)		—		(8)		(174)		(437)
Recoveries		9		—		—		39		48
Balance, end of year	$	544	$	2,571	$	1,034	$	112	$	4,261
Ending balance: individually evaluated for impairment	$	—	$	425	$	—	$	—	$	425
Ending balance: collectively evaluated for impairment	$	544	$	2,146	$	1,034	$	112	$	3,836
Loans:										
Ending balance: individually evaluated for impairment	$	312	$	1,385	$	453	$	—	$	2,150
Ending balance: collectively evaluated for impairment	$	91,707	$	301,663	$	89,127	$	6,912	$	489,409

	2024									
	Commercial and Industrial		Commercial Real Estate		Residential Real Estate		Consumer		Total	
					(In thousands)					
Allowance for credit losses:										
Balance, beginning of year	$	479	$	1,985	$	1,360	$	94	$	3,918
Provision for (reversal of) credit losses		203		120		(120)		226		429
Losses charged off		(127)		—		(17)		(216)		(360)
Recoveries		2		10		—		27		39
Balance, end of year	$	557	$	2,115	$	1,223	$	131	$	4,026
Ending balance: individually evaluated for credit loss	$	—	$	—	$	—	$	—	$	—
Ending balance: collectively evaluated for credit loss	$	557	$	2,115	$	1,223	$	131	$	4,026
Loans:										
Ending balance: individually evaluated for credit loss	$	—	$	16	$	203	$	—	$	219
Ending balance: collectively evaluated for credit loss	$	98,795	$	291,657	$	91,534	$	8,766	$	490,752

The following tables show the portfolio quality indicators.

Based on the most recent analysis performed, the following table presents the recorded investment in non-homogeneous loans by internal risk rating system as of December 31, 2025 (in thousands):

December 31, 2025	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Commercial and industrial									
Risk Rating									
Pass	$ 16,029	$ 17,946	$ 11,518	$ 7,127	$ 3,815	$ 13,946	$ 20,293	$ —	$ 90,674
Special Mention	—	—	—	—	—	—	1,033	—	1,033
Substandard	—	—	—	26	—	170	116	—	312
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 16,029	$ 17,946	$ 11,518	$ 7,153	$ 3,815	$ 14,116	$ 21,442	$ —	$ 92,019
Commercial and industrial									
Current period gross charge-offs	$ —	$ —	$ 39	$ —	$ —	$ 27	$ 189	$ —	$ 255
Commercial real estate									
Risk Rating									
Pass	$ 22,707	$ 19,186	$ 28,952	$ 29,460	$ 39,927	$ 85,508	$ 65,095	$ —	$ 290,835
Special Mention	—	—	—	308	4,198	4,283	—	—	8,789
Substandard	—	—	—	—	368	3,056	—	—	3,424
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 22,707	$ 19,186	$ 28,952	$ 29,768	$ 44,493	$ 92,847	$ 65,095	$ —	$ 303,048
Commercial real estate									
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total									
Pass	$ 38,736	$ 37,132	$ 40,470	$ 36,587	$ 43,742	$ 99,454	$ 85,388	$ —	$ 381,509
Special Mention	—	—	—	308	4,198	4,283	1,033	—	9,822
Substandard	—	—	—	26	368	3,226	116	—	3,736
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 38,736	$ 37,132	$ 40,470	$ 36,921	$ 48,308	$ 106,963	$ 86,537	$ —	$ 395,067
Current period gross charge-offs	$ —	$ —	$ 39	$ —	$ —	$ 27	$ 189	$ —	$ 255

The Company monitors the credit risk profile by payment activity for residential and consumer loan classes. Loans past due 90 days or more and loans on nonaccrual status are considered nonperforming. Nonperforming loans are reviewed quarterly. The following table presents the amortized cost in residential and consumer loans based on payment activity (in thousands):

December 31, 2025	2025	2024	2023	2022	2021	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Residential Real Estate									
Payment Performance									
Performing	$ 10,113	$ 7,972	$ 8,730	$ 14,302	$ 13,348	$ 34,556	$ —	$ —	$ 89,021
Nonperforming	254	22	—	—	—	283	—	—	559
Total	$ 10,367	$ 7,994	$ 8,730	$ 14,302	$ 13,348	$ 34,839	$ —	$ —	$ 89,580
Residential real estate									
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ 4	$ 4	$ —	$ —	$ 8
Consumer									
Payment Performance									
Performing	$ 1,858	$ 2,968	$ 787	$ 398	$ 202	$ 643	$ 46	$ —	$ 6,902
Nonperforming	—	—	—	—	—	10	—	—	10
Total	$ 1,858	$ 2,968	$ 787	$ 398	$ 202	$ 653	$ 46	$ —	$ 6,912
Consumer									
Current period gross charge-offs	$ 136	$ 7	$ 29	$ 2	$ —	$ —	$ —	$ —	$ 174
Total									
Payment Performance									
Performing	$ 11,971	$ 10,940	$ 9,517	$ 14,700	$ 13,550	$ 35,202	$ 46	$ —	$ 95,926
Nonperforming	254	22	—	—	—	294	—	—	570
Total	$ 12,225	$ 10,962	$ 9,517	$ 14,700	$ 13,550	$ 35,496	$ 46	$ —	$ 96,496
Current period gross charge-offs	$ 136	$ 7	$ 29	$ 2	$ 4	$ 4	$ —	$ —	$ 182

47

Based on the most recent analysis performed, the following table presents the recorded investment in non - homogeneous loans by internal risk rating system as of December 31, 2024 (in thousands):

December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Commercial and industrial									
Risk Rating									
Pass	$ 22,474	$ 17,993	$ 11,487	$ 8,082	$ 10,099	$ 8,295	$ 19,068	$ —	$ 97,498
Special Mention	—	—	26	—	—	185	1,086	—	1,297
Substandard	—	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 22,474	$ 17,993	$ 11,513	$ 8,082	$ 10,099	$ 8,480	$ 20,154	$ —	$ 98,795
Commercial and industrial									
Current period gross charge-offs	$ —	$ 127	$ —	$ —	$ —	$ —	$ —	$ —	$ 127
Commercial real estate									
Risk Rating									
Pass	$ 19,554	$ 30,858	$ 32,972	$ 36,870	$ 31,461	$ 68,279	$ 57,096	$ —	$ 277,090
Special Mention	—	—	315	242	—	7,781	6,229	—	14,567
Substandard	—	—	—	—	—	16	—	—	16
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 19,554	$ 30,858	$ 33,287	$ 37,112	$ 31,461	$ 76,076	$ 63,325	$ —	$ 291,673
Commercial real estate									
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total									
Pass	$ 42,028	$ 48,851	$ 44,459	$ 44,952	$ 41,560	$ 76,574	$ 76,164	$ —	$ 374,588
Special Mention	—	—	341	242	—	7,966	7,315	—	15,864
Substandard	—	—	—	—	—	16	—	—	16
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 42,028	$ 48,851	$ 44,800	$ 45,194	$ 41,560	$ 85,556	$ 83,479	$ —	$ 390,468
Current period gross charge-offs	$ —	$ 127	$ —	$ —	$ —	$ —	$ —	$ —	$ 127

The Company monitors the credit risk profile by payment activity for residential and consumer loan classes. Loans past due 90 days or more and loans on nonaccrual status are considered nonperforming. Nonperforming loans are reviewed quarterly. The following table presents the amortized cost in residential and consumer loans based on payment activity (in thousands):

December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
Residential Real Estate									
Payment Performance									
Performing	$ 9,480	$ 10,469	$ 16,912	$ 15,174	$ 17,401	$ 21,993	$ —	$ —	$ 91,429
Nonperforming	—	22	—	17	—	269	—	—	308
Total	$ 9,480	$ 10,491	$ 16,912	$ 15,191	$ 17,401	$ 22,262	$ —	$ —	$ 91,737
Residential real estate									
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 17	$ —	$ —	$ 17
Consumer									
Payment Performance									
Performing	$ 4,619	$ 1,427	$ 798	$ 349	$ 275	$ 907	$ 376	$ —	$ 8,751
Nonperforming	—	—	—	—	15	—	—	—	15
Total	$ 4,619	$ 1,427	$ 798	$ 349	$ 290	$ 907	$ 376	$ —	$ 8,766
Consumer									
Current period gross charge-offs	$ 144	$ 72	$ —	$ —	$ —	$ —	$ —	$ —	$ 216
Total									
Payment Performance									
Performing	$ 14,099	$ 11,896	$ 17,710	$ 15,523	$ 17,676	$ 22,900	$ 376	$ —	$ 100,180
Nonperforming	—	22	—	17	15	269	—	—	323
Total	$ 14,099	$ 11,918	$ 17,710	$ 15,540	$ 17,691	$ 23,169	$ 376	$ —	$ 100,503
Current period gross charge-offs	$ 144	$ 72	$ —	$ —	$ —	$ 17	$ —	$ —	$ 233

To facilitate the monitoring of credit quality within the loan portfolio, and for purposes of analyzing historical loss rates used in the determination of the allowance for credit loss estimate, the Company utilizes the following categories of credit grades: pass, special mention, substandard, and doubtful. The four categories, which are derived from standard regulatory rating definitions, are assigned upon initial approval of credit to borrowers and updated periodically thereafter. Pass ratings, which are assigned to those borrowers that do not have identified potential or well defined weaknesses and for which there is a high likelihood of orderly repayment, are updated periodically based on the size and credit characteristics of the borrower. All other categories are updated on at least a quarterly basis.

For the year ended December 31, 2025 the Company recorded a provision for credit losses of $624,000. For the year ended December 31, 2024, the Company recorded a provision for of credit loss expense $429,000.

The Company assigns a special mention rating to loans that have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may, at some future date, result in the deterioration of the repayment prospects for the loan or the Company's credit position.

The Company assigns a substandard rating to loans that are inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral pledged. Substandard loans have well defined weaknesses or weaknesses that could jeopardize the orderly repayment of the debt. Loans and leases in this grade also are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies noted are not addressed and corrected.

The Company assigns a doubtful rating to loans that have all the attributes of a substandard rating with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonable specific pending factors that may work to the advantage of and strengthen the credit quality of the loan or lease, its classification as an estimated loss is deferred until its more exact status may be determined. Pending factors may include a proposed merger or acquisition, liquidation proceeding, capital injection, perfecting liens on additional collateral or refinancing plans.

The following table shows the loan portfolio aging analysis of the recorded investment in loans as of December 31, 2025:

	30-59 Days Past Due and Accruing	60-89 Days Past Due and Accruing	Greater Than 90 Days and Accruing	Non Accrual	Total Past Due and Non Accrual	Current	Total Loans Receivable
				(In thousands)			
Commercial and industrial	$ 19	$ —	$ —	$ 312	$ 331	$ 91,688	$ 92,019
Commercial real estate	124	4,198	—	1,385	5,707	297,341	303,048
Residential	551	45	—	559	1,155	88,425	89,580
Consumer	36	—	—	10	46	6,866	6,912
Total	$ 730	$ 4,243	$ —	$ 2,266	$ 7,239	$ 484,320	$ 491,559

The following table shows the loan portfolio aging analysis of the recorded investment in loans as of December 31, 2024:

	30-59 Days Past Due and Accruing	60-89 Days Past Due and Accruing	Greater Than 90 Days and Accruing	Non Accrual	Total Past Due and Non Accrual	Current	Total Loans Receivable
				(In thousands)			
Commercial and industrial	$ —	$ 43	$ 41	$ 170	$ 254	$ 98,541	$ 98,795
Commercial real estate	48	—	—	258	307	291,366	291,673
Residential	95	30	—	308	432	91,305	91,737
Installment	15	2	15	—	32	8,734	8,766
Total	$ 158	$ 75	$ 56	$ 736	$ 1,025	$ 489,946	$ 490,971

Nonperforming Loans

The following table present the amortized cost basis of loans on nonaccrual status and loans past due over 90 days still accruing interest as of December 31, 2025:

	Nonaccrual with no ACL	Nonaccrual with ACL	Total Nonaccrual	Loans Past Due Over 90 Days Still Accruing	Total Nonperforming
			(In thousands)		
Commercial and industrial	$ 312	$ —	$ 312	$ —	$ 312
Commercial real estate	1	1,384	1,385	—	1,385
Residential	559	—	559	—	559
Consumer	10	—	10	—	10
Total	$ 882	$ 1,384	$ 2,266	$ —	$ 2,266

The Company did recognize approximately $6,000 interest income on nonaccrual loans during the the period ended December 31, 2025.

For the year ended December 31, 2025 and 2024, the Bank did not grant any loan modifications to borrowers experiencing financial difficulty.

As of December 31, 2025, the Bank has not initiated formal proceedings on any loans that have not been transferred into foreclosed assets.

The following table present the amortized cost basis of loans on nonaccrual status and loans past due over 90 days still accruing interest as of December 31, 2024:

	Nonaccrual with no ACL	Nonaccrual with ACL	Total Nonaccrual	Loans Past Due Over 90 Days Still Accruing	Total Nonperforming
			(In thousands)		
Commercial and industrial	$ 170	$ —	$ 170	$ 41	$ 211
Commercial real estate	258	—	258	—	258
Residential	308	—	308	—	308
Consumer	—	—	—	15	15
Total	$ 736	$ —	$ 736	$ 56	$ 792

The Company recognized approximately $4,000 interest income on nonaccrual loans during the period ended December 31, 2024.

Note 5:   Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2025	2024
	(In thousands)	
Land, buildings and improvements	$ 41,530	$ 31,727
Furniture and equipment	17,839	16,158
Computer software	2,871	2,680
	62,240	50,565
Less accumulated depreciation	(28,146)	(26,966)
Net premises and equipment	$ 34,095	$ 23,599

Depreciation and amortization charged to operations was $1,226,000 in 2025 and $1,079,000 in 2024.

Note 6:   Time Deposits

Time deposits in denominations of $250,000 or more were $41.5 million at December 31, 2025 and $35.9 million at December 31, 2024. At December 31, 2025, the scheduled maturities of time deposits are as follows:

	(In thousands)
Due during the year ending December 31,	
2026	$ 161,364
2027	17,512
2028	2,440
2029	330
2030	39
Thereafter	46
	$ 181,731

Note 7: Borrowings

At December 31, 2025 and 2024, as a member of the Federal Home Loan Bank system the Bank had the ability to obtain up to $83.6 million and $70.5 million, respectively, in additional borrowings based on securities and certain loans pledged to the FHLB. At December 31, 2025 and 2024, Advances from the Federal Home Loan Bank were $75 million. At December 31, 2025 and 2024, required annual payments on Federal Home Loan Bank advances were for year ending December 31, 2026 $20 million (4.39% fixed rate), December 31, 2027 $35 million (4.24% fixed rate) and December 31, 2028 $20 million (4.11% fixed rate).

At December 31, 2025 and 2024, the Bank had approximately $275.1 million and $263.2 million, respectively of one- to four-family residential real estate and commercial real estate loans pledged as collateral for borrowings. Also at December 31, 2025 and 2024, the Company and the Bank have cash management lines of credit with various correspondent banks (excluding FHLB cash management lines of credit) enabling additional borrowings of up to $18.0 million. At December 31, 2025 the Company pledged approximately $42.0 million of available - for - sale securities to secure a line of credit facility with the Federal Reserve Bank. The amount of the credit facility is approximately $29.2 million as of December 31, 2025 and $29.2 at December 31, 2024.

Securities sold under repurchase agreements were approximately $29.4 million and $30.5 million at December 31, 2025 and 2024, respectively.

Securities sold under agreements to repurchase are financing arrangements whereby the Company sells securities and agrees to repurchase the identical securities at the maturities of the agreements at specified prices. Physical control is maintained for all securities sold under repurchase agreements. Information concerning securities sold under agreements to repurchase is summarized as follows:

	2025	2024
	(Dollars in thousands)	
Balance outstanding at year end	$ 29,403	$ 30,494
Average daily balance during the year	$ 34,776	$ 32,896
Average interest rate during the year	2.67 %	4.43 %
Maximum month-end balance during the year	$ 41,144	$ 37,805
Weighted-average interest rate at year end	3.67 %	3.77 %

All repurchase agreements are subject to term and conditions of repurchase/security agreements between the Company and the customer and are accounted for as secured borrowings. The Company's repurchase agreements reflected in short-term borrowings consist of customer accounts and securities which are pledged on an individual security basis.

The following table presents the Company's repurchase agreements accounted for as secured borrowings:

Remaining Contractual Maturity of the Agreement
(In thousands)

December 31, 2025	Overnight and Continuous	Up to 30 Days	30-90 Days	Greater than 90 Days	Total
Repurchase Agreements					
State and municipal obligations	$ 29,403	$ —	$ —	$ —	$ 29,403
Total	$ 29,403	$ —	$ —	$ —	$ 29,403

December 31, 2024	Overnight and Continuous	Up to 30 Days	30-90 Days	Greater than 90 Days	Total
Repurchase Agreements					
U.S government agencies	$ 30,494	$ —	$ —	$ —	$ 30,494
Total	$ 30,494	$ —	$ —	$ —	$ 30,494

Securities with an approximate carrying value of $51.3 million and $49.4 million at December 31, 2025 and 2024, respectively, were pledged as collateral for repurchase borrowings.

Note 8: Subordinated Debentures

On May 14, 2019 the Company issued $20,000,000 of junior subordinated debentures. The debentures bear interest at a fixed rate of 6.0% until May 2025, which then becomes a floating interest rate equal to the three-month SOFR plus 3.625%, resetting quarterly. Interest on the subordinated notes is payable semiannually through May 2025 and quarterly thereafter through the maturity date of May 2029. Principal is due upon maturity. The debentures are unsecured and payable to various investors. For purposes of computing regulatory capital, the debentures are included in Tier 2 Capital. The subordinated notes can be repaid in whole or in part prior to the fifth anniversary of the issue date (May 2019). Unamortized debt costs were $216,000 and $276,000 as of December 31, 2025 and 2024, respectively.

In 2005, a Delaware statutory business trust owned by the Company, United Bancorp Statutory Trust I ("Trust I" or the "Trust"), issued $4.1 million of mandatorily redeemable debt securities. The sale proceeds were utilized to purchase $4.1 million of the Company's subordinated debentures which mature in 2035. The Company's subordinated debentures are the sole asset of Trust I. The Company's investment in Trust I is not consolidated herein as the Company is not deemed the primary beneficiary of the Trust. However, the $4.1 million of mandatorily redeemable debt securities issued by the Trust are includible for regulatory purposes as a component of the Company's Tier I Capital. Interest on the Company's subordinated debentures is equal to three month SOFR plus 1.35% and is payable quarterly. Subordinated debentures, net of unamortized debt costs, totaled $23.9 million and $23.8 million at December 31, 2025 and 2024, respectively.

Note 9: Income Taxes

The provision for income taxes includes these components:

	2025		2024
	(In thousands)		
Taxes currently payable	$	547	$	797
Deferred income taxes		(633)		(904)
Income tax (benefit) expense	$	(86)	$	(107)

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below for the period ending 2025:

	2025	2025
	(In thousands)	
Computed at the statutory rate (21%)	$ 1,610	21 %
(Decrease) increase resulting from		
Low-income housing and historic tax credits	(28)	(0.4)
Other nontaxable and nondeductible items		
Tax exempt interest	(1,649)	(21.5)
Earnings on bank-owned life insurance - net	(84)	(1.1)
Other	67	0.9
Other	(2)	0.0
Actual (benefit) tax expense	$ (86)	$ (1.1)

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense for the period ending December 31, 2024 is shown below:

	2024
	(In thousands)
Computed at the statutory rate (21%)	$ 1,532
(Decrease) increase resulting from	
Tax exempt interest	(1,571)
Earnings on bank-owned life insurance - net	(90)
Low income housing credit	(63)
Other	85
Actual (benefit) tax expense	$ (107)

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2025	2024
	(In thousands)	
Deferred tax assets		
Allowance for credit losses	$ 925	$ 865
Stock based compensation	185	241
Other real estate	175	—
Accrued expenses	172	61
Deferred compensation	585	513
Non-accrual loan interest	53	1
Lease liability	621	603
Net operating loss carryforward	715	561
Tax credit carryforward	930	474
Unrealized loss on securities available for sale	1,385	2,547
Other	—	12
Total deferred tax assets	5,746	5,878
Deferred tax liabilities		
Depreciation	(734)	(433)
Deferred loan costs, net	(3)	(7)
FHLB stock dividends	(60)	(60)
Prepaid expenses	(32)	(36)
Intangibles	—	(30)
Right of use asset	(549)	(566)
Employee benefit expense	(985)	(735)
Total deferred tax liabilities	(2,363)	(1,867)
Net deferred tax asset	$ 3,383	$ 4,011

The Company has a federal net operating loss carryforward of $3.4 million which may be carried forward indefinitely. Additionally, the Company has tax credits of $930,000 which may be carried forward 20 years and expire beginning in 2044. The Company expects to utilize the tax credit carryforwards prior to expiration therefore no valuation allowance has been recorded.

Note 10: Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss), included in stockholders' equity, are as follows:

	2025	2024
	(In thousands)	
Net unrealized loss on securities available-for-sale	$ (6,589)	$ (12,130)
Net unrealized loss for funded status of defined benefit plan liability	(185)	(654)
	(6,774)	(12,784)
Tax effect	1,423	2,684
Net-of-tax amount	$ (5,351)	$ (10,100)

The changes in accumulated other comprehensive income (loss) by component shown of net of tax and parenthesis indicating debits as of December 31, 2025 and 2024.

(In thousands)	Year ended December 31, 2025			Year Ended December 31, 2024		
	Net unrealized (Loss) Gain on Available For Sale Securities	Defined Benefit Plan	Total	Net unrealized (Loss) Gain on Available For Sale Securities	Defined Benefit Plan	Total
Beginning balance	$ (9,583)	$ (517)	$ (10,100)	$ (7,049)	$ (429)	$ (7,478)
Other comprehensive income (loss) before reclassification	5,042	441	5,483	(2,626)	(18)	(2,644)
Amounts reclassified from accumulated other comprehensive gain (loss)	(664)	(70)	(734)	92	(70)	22
Net current -period other comprehensive income (loss)	4,378	371	4,749	(2,534)	(88)	(2,622)
Ending balance	$ (5,205)	$ (146)	$ (5,351)	$ (9,583)	$ (517)	$ (10,100)

The reclassification net of accumulated other comprehensive (loss) income shown, net of tax and parenthesis indicating debits in net income, as of December 31, 2025 and 2024 were as follows:

(In thousands)	Amounts Reclassified from Accumulated Other Comprehensive (Loss) Income		
	December 31, 2025	December 31, 2024	Affected Line Item In the Consolidate Statement of Income
Details about Accumulated Other Comprehensive (loss) Income Components			
Net unrealized gain (loss) on available for sale securities	$ 841	$ (116)	Realized gain (loss) on sale of available-for-sale securities, net
Income tax effect	177	24	(Credit) provision for federal income taxes
	$ 664	$ (92)	
Net unrealized pension expense	$ 88	$ 88	Salaries and employee benefits expense
Income tax effect	(18)	(18)	(Credit) provision for federal income taxes
	$ 70	$ 70	

Note 11: Regulatory Matters

Unified is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory–and possibly additional discretionary–actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Furthermore, the Company and the Bank's regulators could require adjustments to regulatory capital not reflected in these financial statements.

In July 2013, the Federal Reserve approved final rules, referred to herein as the Basel III Rules, establishing a new comprehensive capital framework for U.S. banking organizations. The Basel III Rules generally implement the Basel Committee on Banking Supervision's December 2010 final capital framework referred to as "Basel III" for strengthening international capital standards. The Basel III Rules substantially revise the risk-based capital requirements applicable to bank holding companies and their depository institution subsidiaries, including the Company and Unified, as compared to the current U.S. general risk-based capital rules. The Basel III Rules revise the definitions and the components of regulatory capital, as well as address other issues affecting the computation of regulatory capital ratios. The Basel III rules added another capital ratio component "Tier 1 Common Capital Ratio" which is a measurement of a bank's core equity capital compared with its total risk-weighted assets The Basel III Rules also prescribe a new standardized approach for risk weightings that expand the risk-weighting categories from the current categories to a larger more risk-sensitive number of categories, depending on the nature of the assets, generally ranging from 0% for U.S. government and agency securities, to 600% for certain equity exposures, and resulting in higher risk weights for a variety of asset classes.

The Basel III capital rules became effective for Unified on January 1, 2015, subject to phase-in periods for certain components. The net unrealized gain or loss on available-for-sale securities is not included in computing regulatory capital.

56

As of December 31, 2025, the most recent notification from Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2025						
Total Capital (to Risk-Weighted Assets)						
Unified	$ 82,646	13.4 %	$ 49,251	8.0 %	$ 61,563	10.0 %
Common Equity Tier 1 Capital (to Risk-Weighted Assets)						
Unified	$ 78,385	12.7 %	$ 27,704	4.5 %	$ 40,016	6.5 %
Tier I Capital (to Risk-Weighted Assets)						
Unified	$ 78,385	12.7 %	$ 36,936	6.0 %	$ 49,251	8.0 %
Tier I Capital (to Average Assets)						
Unified	$ 78,385	9.2 %	$ 34,139	4.0 %	$ 42,764	5.0 %
As of December 31, 2024						
Total Capital (to Risk-Weighted Assets)						
Unified	$ 82,208	13.8 %	$ 47,635	8.0 %	$ 59,544	10.0 %
Common Equity Tier 1 Capital (to Risk-Weighted Assets)						
Unified	$ 78,182	13.1 %	$ 26,795	4.5 %	$ 38,703	6.5 %
Tier I Capital (to Risk-Weighted Assets)						
Unified	$ 78,182	13.1 %	$ 35,726	6.0 %	$ 47,635	8.0 %
Tier I Capital (to Average Assets)						
Unified	$ 78,182	9.6 %	$ 32,731	4.0 %	$ 40,913	5.0 %

57

Note 12: Related Party Transactions

At December 31, 2025 and 2024, the Bank had loan commitments outstanding to executive officers, directors, significant stockholders and their affiliates (related parties). In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectability or present other unfavorable features. Such loans are summarized below.

	2025	2024
	(In thousands)	
Aggregate balance – January 1	$ 17,655	$ 22,223
New loans	5,431	2,196
Repayments	(2,375)	(4,489)
Other	(188)	(2,275)
Aggregate balance – December 31	$ 20,523	$ 17,655

Deposits from related parties held by the Bank at December 31, 2025 and 2024, totaled approximately $6.2 million and $6.4 million, respectively.

Note 13: Benefit Plans

Pension and Other Postretirement Benefit Plans

The Company has a noncontributory defined benefit pension plan covering all employees who meet the eligibility requirements. The Company's funding policy is to make the minimum annual contribution that is required by applicable regulations, plus such amounts as the Company may determine to be appropriate from time to time. The Company expects to contribute $518,000 to the plan in 2026.

The Company has certain agreements which provide for a fixed number of payments once the individual reaches normal retirement age. At December 31, 2025, the present value of these future payments was approximately $354,000.

The Company uses a December 31st measurement date for the plan. Information about the plan's funded status and pension cost follows:

	Pension Benefits	
	2025	2024
	(In thousands)	
Change in benefit obligation		
Beginning of year	$ (6,205)	$ (5,479)
Service cost	(347)	(322)
Interest cost	(391)	(323)
Actuarial loss	(208)	(305)
Benefits paid	221	224
End of year	(6,930)	(6,205)
Change in fair value of plan assets		
Beginning of year	9,734	8,381
Actual return on plan assets	1,479	903
Employer contribution	630	672
Benefits paid	(221)	(222)
End of year	11,622	9,734
Funded status at end of year	$ 4,692	$ 3,529

58

Amounts recognized in accumulated other comprehensive loss not yet recognized as components of net periodic benefit cost consist of:

| | Pension Benefits | | | |
| | 2025 | | 2024 | |
	(In thousands)			
Unamortized net loss	$	235	$	793
Unamortized prior service		(50)		(139)
	$	185	$	654

The estimated net loss and prior service credit for the defined benefit pension plan that will be amortized from accumulated other comprehensive loss as a credit into net periodic benefit cost over the next fiscal year is approximately $50,000. The accumulated benefit obligation for the defined benefit pension plan was $5.9 million and $5.3 million at December 31, 2025 and 2024, respectively.

Information for the pension plan with respect to accumulated benefit obligation and plan assets is as follows:

| | December 31, | | | |
| | 2025 | | 2024 | |
	(In thousands)			
Projected benefit obligation	$	6,930	$	6,205
Accumulated benefit obligation	$	5,929	$	5,332
Fair value of plan assets	$	11,622	$	9,734

| | December 31, | | | |
| | 2025 | | 2024 | |
	(In thousands)			
Components of net periodic benefit cost				
Service cost	$	347	$	322
Interest cost		391		323
Expected return on plan assets		(713)		(623)
Amortization of prior service credit		(88)		(88)
Amortization of net loss		—		—
Net periodic benefit cost (benefit)	$	(63)	$	(66)

Significant assumptions include:

| | Pension Benefits | |
	2025	2024
Weighted-average assumptions used to determine benefit obligation:		
Discount rate	6.29 %	6.49 %
Rate of compensation increase	3.50 %	3.50 %
Weighted-average assumptions used to determine benefit cost:		
Discount rate	6.49 %	6.06 %
Expected return on plan assets	7.00 %	7.00 %
Rate of compensation increase	3.50 %	3.50 %

The Company has estimated the long-term rate of return on plan assets based primarily on historical returns on plan assets, adjusted for changes in target portfolio allocations and recent changes in long-term interest rates based on publicly available information.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as of December 31, 2025:

	Pension Benefits
	(In thousands)
2026	$ 361
2027	426
2028	598
2029	1,307
2030	307
2031-2035	5,006
Total	$ 8,005

Plan assets are held by an outside trustee which invests the plan assets in accordance with the provisions of the plan agreement. All equity and fixed income investments are held in various mutual funds with quoted market prices. Mutual fund equity securities primarily include investment funds that are comprised of large-cap, mid-cap and international companies. Fixed income mutual funds primarily include investments in corporate bonds, mortgage-backed securities and U.S. Treasuries. Other types of investments include a prime money market fund.

The asset allocation strategy of the plan is designed to allow flexibility in the determination of the appropriate investment allocations between equity and fixed income investments. This strategy is designed to help achieve the actuarial long term rate on plan assets of 7.0%. The target asset allocation percentages for both 2025 and 2024 are as follows:

Large-Cap stocks	Not to exceed 68%
Small-Cap stocks	Not to exceed 23%
Mid-Cap stocks	Not to exceed 23%
International equity securities	Not to exceed 30%
Fixed income investments	Not to exceed 35%
Alternative investments	Not to exceed 19%

At December 31, 2025 and 2024, the fair value of plan assets as a percentage of the total was invested in the following:

	December 31,	
	2025	2024
Equity securities	62.7 %	69.5 %
Debt securities	28.5	28.6
Cash and cash equivalents	8.8	1.9
	100.0 %	100.0 %

Pension Plan Assets

Following is a description of the valuation methodologies used for pension plan assets measured at fair value on a recurring basis, as well as the general classification of pension plan assets pursuant to the valuation hierarchy.

Where quoted market prices are available in an active market, plan assets are classified within Level 1 of the valuation hierarchy. Level 1 plan assets include investments in mutual funds that involve equity, bond and money market investments. All of the Plan's assets are classified as Level 1. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of plan assets with similar characteristics or discounted cash flows. In certain cases where Level 1 or Level 2 inputs are not available, plan assets are classified within Level 3 of the hierarchy. At December 31, 2025 and 2024, the Plan did not contain Level 2 or Level 3 investments.

The fair values of Company's pension plan assets at December 31st, by asset category are as follows:

	December 31, 2025							
			Fair Value Measurements Using					
Asset Category	**Total Fair Value**		**Quoted Prices in Active Markets for Identical Assets (Level 1)**		**Significant Other Observable Inputs (Level 2)**		**Significant Unobservable Inputs (Level 3)**	
			(In thousands)					
Mutual money market	$	586	$	586	$	—	$	—
Mutual funds – equities								
ETF mutual funds		431		431		—		—
Large and small Cap		4,439		4,439		—		—
International and emerging markets		2,538		2,538		—		—
Mutual funds – fixed income								
Fixed income		2,796		2,796		—		—
ETF fixed income		832		832		—		—
Total	$	11,622	$	11,622	$	—	$	—

	December 31, 2024							
			Fair Value Measurements Using					
Asset Category	**Total Fair Value**		**Quoted Prices in Active Markets for Identical Assets (Level 1)**		**Significant Other Observable Inputs (Level 2)**		**Significant Unobservable Inputs (Level 3)**	
			(In thousands)					
Mutual money market	$	188	$	188	$	—	$	—
Mutual funds – equities								
ETF mutual funds		6,203		6,203		—		—
Large and small Cap		187		187		—		—
International		373		373				
Mutual funds – fixed income								
Fixed income		1,840		1,840		—		—
ETF fixed income		943		943		—		—
Total	$	9,734	$	9,734	$	—	$	—

Employee Stock Ownership and 401(k) Plans

The Company has an Employee Stock Ownership Plan ("ESOP") with an integrated 401(k) plan covering substantially all employees of the Company. The Company's 401(k) matching percentage was 50% of the employees' first 6% of contributions for 2025 and 2024.

The Company's 401(k) expense for the years ended December 31, 2025 and 2024 was approximately $178,000 and $156,000, respectively.

Share information for the ESOP is as follows at December 31, 2025 and 2024:

	2025	2024
Allocated shares at beginning of the year	394,283	377,870
Net shares or dividend reinvestment or distributed due to retirement/diversification	1,029	16,413
Total ESOP shares	395,312	394,283
Fair value of unearned shares at December 31st	$ —	$ —

At December 31, 2025, the fair value of the 395,312 the shares held by the ESOP was approximately $5,673,000. There were no unearned ESOP shares as of December 31, 2025 and 2024.

Split Dollar Life Insurance Arrangements

The Company has split-dollar life insurance arrangements with its executive officers and certain directors that provide certain death benefits to the executive's beneficiaries upon his or her death. The agreements provide a pre- and post-retirement death benefit payable to the beneficiaries of the executive in the event of the executive's death. The Company has purchased life insurance policies on the lives of all participants covered by these agreements in amounts sufficient to provide the sums necessary to pay the beneficiaries, and the Company pays all premiums due on the policies. In the case of an early separation from the Company, the nonvested executive portion of the death benefit is retained by the Company. The accumulated post retirement benefit obligation was $2.2 million and $2.0 million at December 31, 2025 and 2024, respectively.

Note 14: Restricted Stock Plan

During 2018, the Company's stockholders authorized the adoption of the United Bancorp, Inc. 2018 Stock Incentive Plan (the "2018 Plan"). No more than 500,000 shares of the Company's common stock may be issued under the 2018 Plan. As of December 31, 2025, 311,790 shares have been issued under this plan. The shares that may be issued can be authorized but unissued shares or treasury shares. The 2018 Plan permits the grant of incentive awards in the form of options, stock appreciation rights, restricted share and share unit awards, and performance share awards. The 2018 Plan contains annual limits on certain types of awards to individual participants. In any calendar year, no participant may be granted awards covering more than 25,000 shares.

The Company believes that such awards better align the interests of its employees with those of its stockholders. Stock options are generally granted with an exercise price, and restricted stock awards are valued, equal to the market price of the Company's stock at the date of grant; stock option awards generally vest within 9.5 years of continuous service and have a 9.5 year contractual term. Restricted stock awards generally vest over a 9.5 year contractual term, or over the period to retirement, whichever is shorter. Restricted stock awards have no post-vesting restrictions. Restricted stock awards provide for accelerated vesting if there is a change in control (as defined in the Plans).

A summary of the status of the Company's nonvested restricted shares as of December 31, 2025, and changes during the year then ended, is presented below:

	Shares		Weighted-Average Grant-Date Fair Value
Nonvested, beginning of year	287,790	$	11.68
Granted	10,000		13.06
Vested	(10,000)		9.00
Forfeited	—		—
Nonvested, end of year	287,790	$	11.58

Total compensation cost recognized in the income statement for share-based payment arrangements during the years ended December 31, 2025 and 2024 was $357,000 and $884,000, respectively.

The recognized tax benefits related thereto were $75,000 and $186,000, for the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, there was $1,778,000 and $2,204,000, respectively, of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 6.7 years.

62

Note 15: Earnings Per Share

Earnings per share (EPS) were computed as follows:

	Year Ended December 31, 2025		
	Net Income	Weighted-Average Shares Outstanding	Per Share Amount
	(In thousands)		
Net income	$ 7,753		
Less allocated earnings on non-vested restricted stock	(98)		
Less allocated dividends on non-vested restricted stock	(270)		
Net income allocated to common stockholders	7,385		
		5,492,092	
Basic and diluted earnings per share			$ 1.34

	Year Ended December 31, 2024		
	Net Income	Weighted-Average Shares Outstanding	Per Share Amount
	(In thousands)		
Net income	$ 7,402		
Less allocated earnings on non-vested restricted stock	(97)		
Less allocated dividends on non-vested restricted stock	(243)		
Net income allocated to common stockholders	7,062		
		5,539,653	
Basic and diluted earnings per share			$ 1.27

63

Note 16: Disclosures about Fair Value of Financial Instruments and Other Assets and Liabilities

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company also utilizes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1   Quoted prices in active markets for identical assets or liabilities

Level 2   Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy.

Available-for-sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections and cash flows. Such securities are classified in Level 2 of the valuation hierarchy.

The following tables present the fair value measurements of assets recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2025 and 2024:

		December 31, 2025 Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In thousands)		
U.S government agencies	$ 2,454	$ —	$ 2,454	$ —
Subordinated notes	20,909	—	20,909	—
State and municipal obligation	210,841	—	210,841	—

		December 31, 2024 Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In thousands)		
U.S government agencies	$ 12,254	$ —	$ 12,254	$ —
Subordinated notes	24,118	—	24,118	—
State and municipal obligation	204,259	—	204,259	—

Following is a description of the valuation methodologies used for instruments measured at fair value on a non-recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Collateral Dependent

Collateral dependent loans consisted primarily of loans secured by commercial real estate and other. Management has determined fair value measurements on collateral dependent loans primarily through evaluations of appraisals performed. Due to the nature of the valuation inputs, collateral dependent loans are classified within Level 3 of the hierarchy.

The Company considers the appraisal or evaluation as the starting point for determining fair value and then considers other factors and events in the environment that may affect the fair value. Appraisals of the collateral underlying collateral-dependent loans are obtained when the loan is determined to be collateral-dependent and subsequently as deemed necessary by the Company's Chief Lender. Appraisals are reviewed for accuracy and consistency by the Company's Chief Lender. Appraisers are selected from the list of approved appraisers maintained by management. The appraised values are reduced by discounts to consider lack of marketability and estimated cost to sell if repayment or satisfaction of the loan is dependent on the sale of the collateral. These discounts and estimates are developed by the Company's Chief Lender by comparison to historical results.

As of December 31, 2025, the carrying value in collateral dependent loans totaled $2,149,000, which included $1,385,000 made up of 3 loan relationships that were secured by real estate, $312,000 and 3 loan relationships that were secured by business assets and $452,000 and 2 loan relationships that were secured by residential real estate. As of December 31, 2025, collateral dependent loans included 1 loan relationships with a carrying value of $1,130,000 that required a valuation allowance of $457,000 since the estimated realizable value of the collateral did not support the recorded investment in the loan.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value (based on current appraised value) at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Management has determined fair value measurements on other real estate owned primarily through evaluations of appraisals performed, and current and past offers for the other real estate under evaluation. Due to the nature of the valuation inputs, foreclosed assets held for sale are classified within Level 3 of the hierarchy.

Appraisals of other real estate owned (OREO) are obtained when the real estate is acquired and subsequently as deemed necessary by the Company's Chief Lender. Appraisals are reviewed for accuracy and consistency by the Company's Chief Lender and are selected from the list of approved appraisers maintained by management.

The following tables present the fair value measurements of assets recognized in the accompanying balance sheets measured at fair value on a non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2025 and 2024:

| | | | December 31, 2025 Fair Value Measurements Using | | |
		Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(In thousands)		
Collateral dependent loans		$ 673	$ —	$ —	$ 673
Foreclosed assets held for sale		2,540	—	—	2,540

| | | | December 31, 2024 Fair Value Measurements Using | | |
		Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(In thousands)		
Collateral dependent loans		$ —	$ —	$ —	$ —
Foreclosed assets held for sale		120	—	—	120

Unobservable (Level 3) Inputs

The following tables present quantitative information about unobservable inputs used in nonrecurring Level 3 fair value measurements.

	Fair Value at 12/31/25	Valuation Technique	Unobservable Inputs	Range
	(In thousand)			
Collateral-dependent loans	$ 673	Market comparable properties	Comparability adjustments past due rents	5% − 10%
Foreclosed assets held for sale	2,540	Market comparable properties	Marketability discount	10% − 35%

	Fair Value at 12/31/24	Valuation Technique	Unobservable Inputs	Range
	(In thousands)			
Collateral-dependent loans	$ —	Market comparable properties	Comparability adjustments	5% − 10%
Foreclosed assets held for sale	120	Market comparable properties	Marketability discount	10% − 35%

There were no significant changes in the valuation techniques used during 2025.

The following tables presents estimated fair values of the Company's financial instruments not required to be reported at fair value. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial statements, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

		Fair Value Measurements Using		
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In thousands)		
December 31, 2025				
Financial assets				
Cash and cash equivalents	$ 46,528	$ 46,528	$ —	$ —
Loans, net of allowance	487,298	—	—	473,747
Federal Home Loan Bank stock	4,030	—	4,030	—
Accrued interest receivable	3,982	—	3,982	—
Financial liabilities				
Deposits	$ 641,366	$ —	$ 642,416	$ —
Securities sold under repurchase agreements	29,403	—	29,403	—
Federal Home Loan Bank Advances	75,000	—	75,464	—
Subordinated debentures	23,909	—	23,393	—
Interest payable	612	—	612	—

| | | Fair Value Measurements Using | | |
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In thousands)		
December 31, 2024				
Financial assets				
Cash and cash equivalents	$ 19,608	$ 19,608	$ —	$ —
Loans, net of allowance	486,945	—	—	466,951
Federal Home Loan Bank stock	4,026	—	4,026	—
Accrued interest receivable	4,322	—	4,322	—
Financial liabilities				
Deposits	$ 613,494	$ —	$ 614,869	$ —
Securities sold under repurchase agreements	30,494	—	30,494	—
Federal Home Loan Bank Advances	75,000	—	74,728	—
Subordinated debentures	23,847	—	24,386	—
Interest payable	831	—	831	—

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents, Accrued Interest Receivable and Federal Home Loan Bank Stock, Interest Payable

The carrying amounts approximate fair value.

Loans

Fair values of loans are estimated on an exit price basis incorporating discounts for credit, liquidity and marketability factors.

Deposits

Deposits include demand deposits, savings accounts, NOW accounts and certain money market deposits. The carrying amount approximates fair value. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities.

Securities Sold Under Repurchase Agreements and Subordinated Debentures

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt.

Advances from the Federal Home Loan Bank

The fair values of advances from the Federal Home Loan Bank, are based on the discounted value of estimated cash flows. The discounted rate is estimated using market rates currently offered for debts with similar credit rating, terms and remaining maturities.

Commitments to Originate Loans, Letters of Credit and Lines of Credit

The fair value of commitments to originate loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair values of letters of credit and lines of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date. Fair values of commitments were not material at December 31, 2025 and 2024.

Note 17: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for credit losses are reflected in the footnote regarding loans. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnote on commitments and credit risk.

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities may occur and that such changes could affect the amounts reported in the accompanying consolidated balance sheets.

Note 18: Commitments and Credit Risk

At December 31, 2025 and 2024, total commercial and commercial real estate loans made up 80.4% and 79.5%, respectively, of the loan portfolio. Installment loans account for 1.4% and 1.8%, respectively, of the loan portfolio. Real estate loans comprise 18.2% and 18.7% of the loan portfolio as of December 31, 2025 and 2024, respectively, and primarily include first mortgage loans on residential properties and home equity lines of credit.

Included in cash and cash and cash equivalents as of December 31, 2025 and 2024 is $36.1 million and $10.3 million, respectively, of deposits with the Federal Reserve Bank of Cleveland and the Federal Home Loan Bank.

Commitments to Originate Loans

Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

Mortgage loans in the process of origination represent amounts that the Company plans to fund within a normal period of 60 to 90 days, some of which are intended for sale to investors in the secondary market. The Company did not have any mortgage loans in the process of origination which are intended for sale at December 31, 2025 or 2024.

Standby Letters of Credit

Standby letters of credit are irrevocable conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Fees for letters of credit are initially recorded by the Company as deferred revenue and are included in earnings at the termination of the respective agreements. Should the Company be obligated to perform under the standby letters of credit, the Company may seek recourse from the customer for reimbursement of amounts paid.

The Company had $477,000 and $136,000 at December 31, 2025 and 2024, respectively in outstanding standby letters of credit. At both December 31, 2025 and 2024, the Company had no deferred revenue under standby letter of credit agreements.

Lines of Credit and Other

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

At December 31, 2025, the Company had granted unused lines of credit to borrowers aggregating approximately $116.0 million and $32.6 million for commercial lines and open-end consumer lines, respectively. At December 31, 2024, the Company had granted unused lines of credit to borrowers aggregating approximately $71.5 million and $35.7 million for commercial lines and open-end consumer lines, respectively.

Note 19: Recent Accounting Pronouncements

Recent Accounting Pronouncements

In January 2025, the FASB issued ASU 2025-01, *Income Statement—Reporting Comprehensive Income— Expense Disaggregation Disclosures (Subtopic 220-40)*, which revises the effective date of ASU 2024- 03 (on disclosures about disaggregation of income statement expenses) "to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027." Entities within the ASU's scope are permitted to early adopt the ASU. This Update is not expected to have a significant impact on the Company's financial statements.

Note 20: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets

	December 31,	
	2025	2024
	(In thousands)	
Assets		
Cash and cash equivalents	$ 15,979	$ 14,598
Investment in the Bank	73,862	69,403
Other assets	5,661	3,931
Total assets	$ 95,502	$ 87,932
Liabilities and Stockholders' Equity		
Subordinated debentures	$ 23,909	$ 23,847
Other liabilities	1,078	628
Stockholders' equity	70,515	63,457
Total liabilities and stockholders' equity	$ 95,502	$ 87,932

Condensed Statements of Income and Comprehensive Income

	Year Ended December 31,			
	2025		2024	
	(In thousands)			
Operating Income				
Dividends from subsidiary	$	11,435	$	11,159
Interest and dividend income from securities, federal funds and fees		—		1
Total operating income		11,435		11,160
General, Administrative and Other Expenses		4,496		5,076
Income Before Income Taxes and Equity in Undistributed Income of Subsidiary		6,939		6,084
Income Tax Benefits		813		1,158
Income Before Equity in Undistributed Income of Subsidiary		7,752		7,242
Equity in Undistributed Income of Subsidiary		1		160
Net Income	$	7,753	$	7,402
Comprehensive Income	$	12,502	$	4,780

Condensed Statements of Cash Flows

	Year Ended December 31,			
	2025		2024	
	(In thousands)			
Operating Activities				
Net income	$	7,753	$	7,402
Items not requiring (providing) cash				
Equity in undistributed income of subsidiary		(1)		(160)
Amortization of share-based compensation plans		357		884
Net change in other assets and other liabilities		(927)		178
Net cash provided by operating activities		7,182		8,304
Investing Activities				
Net cash used in investing activities		—		—
Financing Activities				
Repurchase of common stock		(317)		(687)
Cash dividends paid		(5,484)		(5,113)
Net cash used in financing activities		(5,801)		(5,800)
Net Change in Cash and Cash Equivalents		1,381		2,504
Cash and Cash Equivalents at Beginning of Year		14,598		12,094
Cash and Cash Equivalents at End of Year	$	15,979	$	14,598

Note 21: Quarterly Financial Data (Unaudited)

The following tables summarize the Company's quarterly results of operations for the years ended December 31, 2025 and 2024.

| 2025: | | Three Months Ended | | | |
| | | March 31, | June 30, | September 30, | December 31, |
		(In thousands, except per share data)			
Total interest income	$	9,842	$ 10,411	$ 10,635	$ 10,601
Total interest expense		3,595	3,816	3,906	3,712
Net interest income		6,247	6,595	6,729	6,889
Provision for credit loss expense - loans and off balance sheet		96	206	186	186
Noninterest income		1,281	1,390	1,348	2,000
Noninterest expense		5,586	5,843	5,980	6,729
Income before income taxes		1,846	1,936	1,911	1,974
Federal income taxes (benefit)		(26)	22	(20)	(62)
Net income	$	1,872	$ 1,914	$ 1,931	$ 2,036
Earnings per share					
Basic	$	0.32	$ 0.33	$ 0.34	$ 0.35
Diluted	$	0.32	$ 0.33	$ 0.34	$ 0.35

| 2024: | | Three Months Ended | | | |
| | | March 31, | June 30, | September 30, | December 31, |
		(In thousands, except per share data)			
Total interest income	$	9,621	$ 9,878	$ 9,944	$ 10,078
Total interest expense		3,506	3,676	3,805	3,734
Net interest income		6,115	6,202	6,139	6,344
Provision for credit loss expense - loans and off balance sheet		—	105	69	125
Noninterest income		866	1,184	1,215	1,195
Noninterest expense		4,838	5,668	5,529	5,631
Income before income taxes		2,143	1,613	1,756	1,783
Federal income taxes		150	(127)	(64)	(66)
Net income	$	1,993	$ 1,740	$ 1,820	$ 1,849
Earnings per share					
Basic	$	0.35	$ 0.30	$ 0.31	$ 0.31
Diluted	$	0.35	$ 0.30	$ 0.31	$ 0.31

71

Note 22: Goodwill and Core Deposits

The following table shows the changes in the carrying amount of goodwill for the years ended December 31, 2025 and 2024 (in thousands):

	2025	2024
Balance beginning of year	$ 682	$ 682
Additions from acquisition	—	—
Balance, end of year	$ 682	$ 682

Intangible assets in the consolidated balance sheets at December 31, 2025 and 2024 were as follows (in thousands):

	2025			2024		
	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
Core deposit intangibles	$ 1,041	$ 1,041	$ —	$ 1,041	$ 919	$ 122

As of December 31, 2025 the core deposit intangible is fully amortized.

Note 23: Finance Lease

The Company has a finance lease in connection with the expansion into Wheeling, West Virginia to build a banking center during 2025. The finance lease term is 40 years with two additional 10 year terms available. The payment structure for this lease is fixed and will either increase or decrease on pre-determined dates at a pre-determined amount.

In accordance with ASC 842, the Company recognized a financing lease asset and corresponding lease liability related to the ground lease. The financing lease asset represents the Company's right to use an underlying asset for the lease terms, and the lease liability represents the Company's obligation to make lease payments over the lease term.

The lease is a net lease and, therefore does not contain non-lease components. The Company either pays directly or reimburses the lessor for property and casualty insurance cost and the the property taxes asserted on the property, as well as a portion of the common area maintenance associated with the property which as categorized as non-components as outline in the applicable guidance.

This financing lease asset and lease liability was determined at the commencement date of the lease based on the present value of the lease payments. This lease does not provide an implicit interest rate. The Company used its incremental collateralized borrowing rate at the Federal Home Loan Bank with similar terms of repayment. The Company used a discount rate of 6.86% and recorded a right of use asset (ROU) and lease liability of $2,764,000. The effective date of the lease was November 21, 2023 and therefore the remaining term is 469 months as of December 31, 2025. Amortization expense of the ROU asset for 2025 and 2024 was approximately $69,000. At December 31, 2024 the ROU asset is included in Premise and Equipment on the Consolidated Balance Sheet. Cash paid for amounts included in the measurement of lease liability are $1 for the year ended December 31, 2025.

Maturities of the finance lease liability as December 31, 2025 are as follows:

	(In thousands)
Due during the year ending December 31,	
2026	$ 210
2027	210
2028	207
2029	185
2030	185
Thereafter	8,365
Total lease payments	$ 9,362
Interest	(6,404)
Lease Liability	$ 2,958

Note 24: Segment Reporting

The Company's has one reportable segment ("Banking") as determined by the after considering the level of information to review and the performance of various components of the business. The Company's Management will use the consolidated information to benchmark against similar entities to evaluate financial performance and budget to actual results. Accounting policies followed by the Company are the same used for the single segment. The one segment identified is evaluated using net income, earnings per share, return of average assets and equity. Information used for performance assessment follows. Since reported consolidated financial results are used for the performance assessment, there are no reconciling items noted from our financial reporting results published and segment reporting financial information.

	Year Ended December 31,	
	2025	2024
	(In thousands)	
Banking Segment		
Total interest income	$ 41,489	$ 39,521
Total interest expense	15,029	14,721
Net interest income	26,460	24,800
Provision for credit loss expense	674	299
Net interest income after provision for credit losses	25,786	24,501
Noninterest income	6,019	4,460
Noninterest expense (including taxes)	24,052	21,559
Net income	7,753	7,402
Net income (consolidated financial statement of income)	$ 7,753	$ 7,402
Total assets Banking segment	$ 857,445	$ 816,656
Total assets (consolidated balance sheets)	$ 857,445	$ 816,656

73

Exhibit 21

Subsidiaries of Registrant

- Unified Bank (Ohio commercial bank)
  - Unified Securities, Inc. (Ohio corporation)

- United Bancorp Statutory Trust (Delaware statutory trust)

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements of United Bancorp, Inc. on Forms S-8 (file No. 33-123036 effective February 28, 2005) and S-3 (file Nos. 333-136708 effective August 17, 2006 and 333-225002 effective May 17, 2018) of our report dated March 14, 2025, on our audit of the consolidated financial statements of United Bancorp, Inc. as of December 31, 2025 and 2024 and for the years then ended, which report is included in this Annual Report on Form 10-K.

/s/ S. R. Snodgrass, P.C.

Cranberry, PA
March 18, 2026

Exhibit 31.1

CERTIFICATIONS

I, Scott A. Everson, President and Chief Executive Officer of United Bancorp, Inc., certify that:

1.   I have reviewed this annual report on Form 10-K of United Bancorp, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 18, 2026   /s/Scott A. Everson
                                                                        Scott A. Everson, Chairman, President and CEO

Exhibit 31.2

CERTIFICATIONS

I, Randall M. Greenwood, Chief Financial Officer of United Bancorp, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of United Bancorp, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 18, 2026   /s/Randall M. Greenwood
                                                  Randall M. Greenwood, CFO

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ENACTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of United Bancorp, Inc. (the "Company") on Form 10-K for the period ending December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Scott A. Everson, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/Scott A. Everson
Scott A. Everson,
Chairman, President and Chief Executive Officer

March 18, 2026

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ENACTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of United Bancorp, Inc. (the "Company") on Form 10-K for the period ending December 31, 2025 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Randall M. Greenwood, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/Randall M. Greenwood
Randall M. Greenwood,
Chief Financial Officer

March 18, 2026